SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03039281

PROCESSED
NOV 28 2003
THOMSON FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

RECD S.E.C.
NOV 26 2003
1086

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for November 26, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

94458 SAIL 2003-BC13
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 26, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V. Kiernan

Name: Ellen V. Kiernan

Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC13

$1,397,230,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC13
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
1-A(5)	$427,034,000	1M Libor	2.69	1-90	12.25%	TBD	11/25/2033	AAA/AAA
2-A(6)	$554,411,000	1M Libor	2.65	1-90	12.25%	TBD	11/25/2033	AAA/AAA
3-A(7)	$250,786,000	1M Libor	2.65	1-90	12.25%	TBD	11/25/2033	AAA/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	5/25/2005	AAA/AAA
M1	$73,723,000	1M Libor	5.00	38-90	7.00%	TBD	11/25/2033	AA/AA
M2	$38,617,000	1M Libor	4.97	37-90	4.25%	TBD	11/25/2033	A/A
M3	$10,532,000	1M Libor	4.95	37-90	3.50%	TBD	11/25/2033	A-/A-
M4	$13,340,000	1M Libor	4.95	37-90	2.55%	TBD	11/25/2033	BBB+/BBB+
M5	$10,532,000	1M Libor	4.84	37-90	1.80%	TBD	11/25/2033	BBB/BBB
M6	$7,723,000	1M Libor	4.52	37-77	1.25%	TBD	11/25/2033	BBB-/BBB-
B	$10,532,000	6.00%	3.69	37-63	0.50%	N/A	11/25/2033	BB+/BB+

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch) (4)
1-A(5)	$427,034,000	1M Libor	2.95	1-200	12.25%	TBD	11/25/2033	AAA/AAA
2-A(6)	$554,411,000	1M Libor	2.88	1-196	12.25%	TBD	11/25/2033	AAA/AAA
3-A(7)	$250,786,000	1M Libor	2.88	1-197	12.25%	TBD	11/25/2033	AAA/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	5/25/2005	AAA/AAA
M1	$73,723,000	1M Libor	5.45	38-149	7.00%	TBD	11/25/2033	AA/AA
M2	$38,617,000	1M Libor	5.31	37-128	4.25%	TBD	11/25/2033	A/A
M3	$10,532,000	1M Libor	5.17	37-110	3.50%	TBD	11/25/2033	A-/A-
M4	$13,340,000	1M Libor	5.05	37-102	2.55%	TBD	11/25/2033	BBB+/BBB+
M5	$10,532,000	1M Libor	4.84	37-90	1.80%	TBD	11/25/2033	BBB/BBB
M6	$7,723,000	1M Libor	4.52	37-77	1.25%	TBD	11/25/2033	BBB-/BBB-
B	$10,532,000	6.00%	3.69	37-63	0.50%	N/A	11/25/2033	BB+/BB+

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) The Class 1-A Certificates are the Senior Certificates of Group 1.

(6) The Class 2-A Certificates are the Senior Certificates of Group 2.

(7) The Class 3-A Certificates are the Senior Certificates of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class 1-A Certificates, until reduced to zero, all Group 2 Principal will be paid to the Class 2-A Certificates, until reduced to zero, and all Group 3 Principal will be paid to the Class 3-A Certificates, until reduced to zero. If the Senior Certificates of any Group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the other two Groups, in proportion to their principal balances after giving effect to distributions from the related Group on such date. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal from each Group will be paid to the related Senior Certificates, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of any Group have been reduced to zero, principal from that Group will be allocated to the Senior Certificates of the other two Groups, in proportion to their principal balances after giving effect to distributions from the related Group on such date, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A, 2-A, 3-A, M1, M2, M3, M4, M5 and M6 (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class B will be equal to the lesser of (i) 6.00% and (ii) its Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class B Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on November 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A Certificates and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A Certificates and A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A, Class 2-A and Class 3-A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[1];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [1]

[1] Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	A-IO(3) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	102,196,357	132,679,528	60,017,115	294,893,000
7-12	72,997,448	94,771,156	42,869,397	210,638,000
13-18	43,798,538	56,862,783	25,721,679	126,383,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,386,605,799
3	1,374,263,913
4	1,360,084,276
5	1,343,505,230
6	1,323,342,828
7	1,300,987,136
8	1,276,781,741
9	1,249,392,689
10	1,220,053,583
11	1,185,852,737
12	1,149,619,539

Month	Approximate Notional Balance ($)
13	1,113,323,528
14	1,066,943,006
15	1,031,882,998
16	998,570,971
17	966,958,794
18	934,065,303
19	885,689,154
20	841,538,846
21	801,619,290
22	764,327,311
23	729,011,746
24	695,469,665

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 4.00%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (39.43%), Option One (33.01%), Finance America (12.00%), Fieldstone (8.08%), Aurora (2.09%), Oakmont (2.01%) and Provident (1.31%) and as of the closing date will be serviced by Wells Fargo (39.42%), Option One (33.05%), Ocwen (17.36%), Chase (8.07%), Aurora (2.09%) and Wilshire (0.01%).

Mortgage Insurance

Approximately 56.93% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A, 2-A or 3-A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A, 2-A and 3-A will double, the margins on the Class M1, M2, M3, M4, M5 and M6 will increase to 1.5 times their initial margin and the interest rate on the Class B will increase to 6.50%.

Credit Enhancement

Subordination

Classes 1-A, 2-A, 3-A and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A, 2-A, 3-A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A, 2-A and 3-A) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [[ ]]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A	2-A	3-A	A-IO
AAA/AAA	AAA/AAA	AAA/AAA	AAA/AAA
Libor Floater	Libor Floater	Libor Floater	6.00% Interest Rate
(Group 1)	(Group 2)	(Group 3)	

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A and 3-A

Class	Rating	Type
M1	AA/AA	Libor Floater
M2	A/A	Libor Floater
M3	A-/A-	Libor Floater
M4	BBB+/BBB+	Libor Floater
M5	BBB/BBB	Libor Floater
M6	BBB-/BBB-	Libor Floater
B	BB+/BB+	6.00% Interest Rate

Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts		
MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC13
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: December 26, 2003
Cut-Off Date:	November 1, 2003
Statistical Calculation Date:	With respect to 0.81% of the loans, 8/29/03; with respect to 87.43% of the loans, 9/30/03; and with respect to 11.76% of the loans, between 10/20/03.
Expected Pricing Date:	November [ ], 2003
Closing Date:	November 26, 2003
Settlement Date:	November 26, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	November 25, 2003
Day Count:	Actual/360 on Classes 1-A, 2-A, 3-A, M1, M2, M3, M4, M5 and M6
	30/360 on Class B and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 67.01% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 32.99% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M, Class B, and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class 1-A					
Avg. Life (yrs)	5.41	3.67	2.69	2.06	1.59
Window (mos)	1-176	1-122	1-90	1-71	1-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class 2-A					
Avg. Life (yrs)	5.36	3.62	2.65	2.02	1.56
Window (mos)	1-176	1-122	1-90	1-71	1-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class 3-A					
Avg. Life (yrs)	5.35	3.62	2.65	2.03	1.56
Window (mos)	1-176	1-122	1-90	1-71	1-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M1					
Avg. Life (yrs)	9.71	6.60	5.00	4.26	4.00
Window (mos)	56-176	37-122	38-90	40-71	42-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.71	6.60	4.97	4.16	3.76
Window (mos)	56-176	37-122	37-90	38-71	39-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.71	6.60	4.95	4.12	3.67
Window (mos)	56-176	37-122	37-90	38-71	39-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.71	6.60	4.95	4.12	3.65
Window (mos)	56-176	37-122	37-90	38-71	38-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.52	6.44	4.84	3.99	3.54
Window (mos)	56-176	37-122	37-90	37-70	38-56
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M6					
Avg. Life (yrs)	8.93	6.02	4.52	3.73	3.31
Window (mos)	56-153	37-104	37-77	37-60	37-48
Expected Final Mat.	7/25/2016	6/25/2012	3/25/2010	10/25/2008	10/25/2007
Class B					
Avg. Life (yrs)	7.18	4.81	3.69	3.23	3.09
Window (mos)	56-126	37-85	37-63	37-49	37-39
Expected Final Mat.	4/25/2014	11/25/2010	1/25/2009	11/25/2007	1/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.**

Sensitivity Analysis – To 10% Call[1]

% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.51	2.23	1.49
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class 2-A			
Avg. Life (yrs)	3.52	2.23	1.49
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class 3-A			
Avg. Life (yrs)	3.52	2.23	1.49
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M1			
Avg. Life (yrs)	6.38	4.44	3.98
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M2			
Avg. Life (yrs)	6.38	4.37	3.70
Window (mos)	37-118	38-76	40-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M3			
Avg. Life (yrs)	6.38	4.35	3.61
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M4			
Avg. Life (yrs)	6.38	4.34	3.58
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M5			
Avg. Life (yrs)	6.23	4.22	3.47
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M6			
Avg. Life (yrs)	5.82	3.95	3.26
Window (mos)	37-101	37-65	37-46
Expected Final Mat.	3/25/2012	3/25/2009	8/25/2007
Class B			
Avg. Life (yrs)	4.65	3.34	3.08
Window (mos)	37-82	37-53	37-38
Expected Final Mat.	8/25/2010	3/25/2008	12/25/2006

(1) Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.81	3.99	2.95	2.26	1.76
Window (mos)	1-324	1-259	1-200	1-158	1-128
Expected Final Mat.	10/25/2030	5/25/2025	6/25/2020	12/25/2016	6/25/2014
Class 2-A					
Avg. Life (yrs)	5.73	3.92	2.88	2.20	1.70
Window (mos)	1-323	1-256	1-196	1-155	1-124
Expected Final Mat.	9/25/2030	2/25/2025	2/25/2020	9/25/2016	2/25/2014
Class 3-A					
Avg. Life (yrs)	5.73	3.92	2.88	2.20	1.71
Window (mos)	1-322	1-256	1-197	1-155	1-125
Expected Final Mat.	8/25/2030	2/25/2025	3/25/2020	9/25/2016	3/25/2014
Class M1					
Avg. Life (yrs)	10.47	7.18	5.45	4.60	4.28
Window (mos)	56-271	37-198	38-149	40-117	42-94
Expected Final Mat.	5/25/2026	4/25/2020	3/25/2016	7/25/2013	8/25/2011
Class M2					
Avg. Life (yrs)	10.29	7.03	5.31	4.41	3.96
Window (mos)	56-241	37-172	37-128	38-100	39-81
Expected Final Mat.	11/25/2023	2/25/2018	6/25/2014	2/25/2012	7/25/2010
Class M3					
Avg. Life (yrs)	10.09	6.88	5.17	4.27	3.80
Window (mos)	56-210	37-147	37-110	38-85	39-69
Expected Final Mat.	4/25/2021	1/25/2016	12/25/2012	11/25/2010	7/25/2009
Class M4					
Avg. Life (yrs)	9.89	6.72	5.05	4.18	3.70
Window (mos)	56-198	37-138	37-102	38-80	38-64
Expected Final Mat.	4/25/2020	4/25/2015	4/25/2012	6/25/2010	2/25/2009
Class M5					
Avg. Life (yrs)	9.52	6.44	4.84	3.99	3.54
Window (mos)	56-177	37-122	37-90	37-70	38-56
Expected Final Mat.	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M6					
Avg. Life (yrs)	8.93	6.02	4.52	3.73	3.31
Window (mos)	56-153	37-104	37-77	37-60	37-48
Expected Final Mat.	7/25/2016	6/25/2012	3/25/2010	10/25/2008	10/25/2007
Class B					
Avg. Life (yrs)	7.18	4.81	3.69	3.23	3.09
Window (mos)	56-126	37-85	37-63	37-49	37-39
Expected Final Mat.	4/25/2014	11/25/2010	1/25/2009	11/25/2007	1/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

Sensitivity Analysis – To Maturity[1]			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.81	2.43	1.63
Window (mos)	1-251	1-169	1-121
Expected Final Mat.	9/25/2024	11/25/2017	11/25/2013
Class 2-A			
Avg. Life (yrs)	3.82	2.43	1.64
Window (mos)	1-251	1-170	1-121
Expected Final Mat.	9/25/2024	12/25/2017	11/25/2013
Class 3-A			
Avg. Life (yrs)	3.81	2.43	1.63
Window (mos)	1-251	1-169	1-121
Expected Final Mat.	9/25/2024	11/25/2017	11/25/2013
Class M1			
Avg. Life (yrs)	6.94	4.82	4.25
Window (mos)	37-191	39-126	42-90
Expected Final Mat.	9/25/2019	4/25/2014	4/25/2011
Class M2			
Avg. Life (yrs)	6.80	4.65	3.90
Window (mos)	37-166	38-108	40-77
Expected Final Mat.	8/25/2017	10/25/2012	3/25/2010
Class M3			
Avg. Life (yrs)	6.65	4.53	3.73
Window (mos)	37-142	38-92	39-66
Expected Final Mat.	8/25/2015	6/25/2011	4/25/2009
Class M4			
Avg. Life (yrs)	6.50	4.42	3.63
Window (mos)	37-133	37-86	38-61
Expected Final Mat.	11/25/2014	12/25/2010	11/25/2008
Class M5			
Avg. Life (yrs)	6.23	4.22	3.47
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M6			
Avg. Life (yrs)	5.82	3.95	3.26
Window (mos)	37-101	37-65	37-46
Expected Final Mat.	3/25/2012	3/25/2009	8/25/2007
Class B			
Avg. Life (yrs)	4.65	3.34	3.08
Window (mos)	37-82	37-53	37-38
Expected Final Mat.	8/25/2010	3/25/2008	12/25/2006

(1) Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

A-IO Sensitivity Analysis (1)

Price (%) (2)	Yield (%)
6.2481%	3.997
6.2581%	3.746
6.2681%	3.497
6.2781%	3.248
6.2881%	3.000
6.2981%	2.753
6.3081%	2.507
6.3181%	2.262
6.3281%	2.017
6.3381%	1.773
Mod. Dur.	0.641 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

(3) Assumes a price of 6.2881 % plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	5.16636	5.26115	4.75950	5.12621	31	8.48855	8.69189	8.35382	8.55261
2	9.35909	9.45605	8.93793	9.31700	32	8.21230	8.40936	8.08218	8.27448
3	9.09166	9.18449	8.68334	9.05033	33	8.48354	8.68745	8.34936	8.54797
4	9.12063	9.21244	8.71155	9.07868	34	8.20745	8.40506	8.08166	8.27076
5	9.77241	9.86943	9.33427	9.72689	35	8.35601	9.01919	8.34023	8.65118
6	9.15124	9.24092	8.74054	9.10800	36	9.21274	9.58613	9.19212	9.37654
7	9.87665	9.96920	9.45241	9.83195	37	8.91212	9.27383	8.89255	9.07088
8	9.56143	9.65004	9.15018	9.51760	38	9.20565	9.57977	9.18580	9.36993
9	9.87045	9.96100	9.44474	9.82455	39	8.90527	9.26767	8.88643	9.06448
10	9.53322	9.61985	9.12050	9.48820	40	8.90184	9.26459	8.88715	9.06205
11	9.45508	9.54889	9.05703	9.41627	41	9.94689	10.80312	9.99551	10.34199
12	9.71759	9.81344	9.30545	9.67683	42	9.49262	9.96655	9.57934	9.72349
13	9.82122	9.91521	9.42388	9.78264	43	9.80473	10.29492	9.89479	10.04360
14	10.05804	10.15428	9.64684	10.01766	44	9.48427	9.95910	9.57186	9.71573
15	9.68377	9.77603	9.28523	9.64417	45	9.79610	10.28722	9.88706	10.03558
16	9.63613	9.72750	9.23696	9.59600	46	9.47593	9.95164	9.56815	9.70874
17	10.61839	10.71853	10.17572	10.57335	47	9.52940	10.42185	9.66280	9.95810
18	9.53538	9.62490	9.13489	9.49415	48	10.15457	10.79404	10.40972	10.49426
19	10.57513	10.67296	10.16690	10.53606	49	9.76384	10.39533	10.03422	10.10305
20	10.13709	10.23130	9.74183	10.09904	50	10.08453	10.73750	10.36430	10.43533
21	10.38707	10.48393	9.97843	10.34748	51	9.75460	10.38693	10.02571	10.09437
22	9.97232	10.06559	9.57666	9.93376	52	9.74999	10.38274	10.02145	10.09004
23	9.97997	10.89963	9.63604	10.32375	53	10.47851	11.36259	10.80914	10.94374
24	11.64181	11.76368	11.38324	11.64402	54	9.81973	10.64640	10.11167	10.25127
25	7.79645	7.91452	7.54640	7.79868	55	10.14219	10.99668	10.44422	10.58834
26	8.05452	8.17666	7.79632	8.05692	56	9.81032	10.63751	10.10294	10.24230
27	7.79295	7.91127	7.54325	7.79537	57	10.13247	10.98750	10.43519	10.57908
28	7.79119	7.90965	7.54167	7.79371	58	9.80092	10.62862	10.09421	10.23334
29	8.65502	9.19323	8.39814	8.84489	59	9.85282	10.72727	10.16363	10.30990
30	8.31448	8.49051	8.14527	8.35924	60	10.17632	11.08513	10.49783	10.65111

(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

SAIL 2003-BC13 Collateral Summary –Aggregate

Total Number of Loans	8,135	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,404,251,408	Yes	24.7%
Average Loan Principal Balance	$172,618	No	75.3%
Fixed Rate	28.1%		
Adjustable Rate	71.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	78.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	56,9%
Weighted Average Margin	6.0%	No	43.1%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	21.6%
Weighted Average Floor	7.4%	0.001-1.000	4.8%
Weighted Average Original Term (mo.)	354.4	1.001-2.000	46.6%
Weighted Average Remaining Term (mo.)	354.2	2.001-3.000	26.9%
Weighted Average Loan Age (mo.)	0.2	4.001-5.000	0.1%
Weighted Average Combined LTV	80.5%		
Non-Zero Weighted Average FICO	617	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.8%	(Other states account individually for less than	
% IO Loans	3.8%	3% of the Cut-off Date principal balance)	
		CA	42.3%
Lien Position		NY	5.6%
First	98.7%	FL	5.2%
Second	1.3%	IL	4.6%
		MA	4.1%
Product Type		TX	3.5%
2/28 ARM (LIBOR)	60.3%	NJ	3.5%
Fixed Rate	27.4%		
3/27 ARM (LIBOR)	11.4%	**Occupancy Status**	
Balloon	0.7%	Primary Home	92.2%
Other	0.2%	Investment	6.8%
		Second Home	0.9%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	406	$15,072,217.48	1.07%
50,000.01 - 100,000.00	1,826	138,079,520.98	9.83
100,000.01 - 150,000.00	1,956	245,689,550.11	17.50
150,000.01 - 200,000.00	1,445	251,462,016.99	17.91
200,000.01 - 250,000.00	934	209,088,824.33	14.89
250,000.01 - 300,000.00	622	170,906,240.97	12.17
300,000.01 - 350,000.00	372	120,380,797.78	8.57
350,000.01 - 400,000.00	236	88,462,444.72	6.30
400,000.01 - 450,000.00	137	58,127,863.14	4.14
450,000.01 - 500,000.00	110	52,887,877.39	3.77
500,000.01 - 550,000.00	24	12,574,928.98	0.90
550,000.01 - 600,000.00	34	19,675,695.62	1.40
600,000.01 - 650,000.00	25	15,929,420.24	1.13
650,000.01 - 700,000.00	2	1,355,035.80	0.10
700,000.01 - 750,000.00	3	2,202,973.95	0.16
750,000.01 - 800,000.00	3	2,356,000.00	0.17
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: $2,774.43
Maximum: $796,000.00
Weighted Average: $172,618.49

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	60	$14,626,419.45	1.04%
5.501 - 6.000	540	120,588,350.07	8.59
6.001 - 6.500	787	177,100,080.95	12.61
6.501 - 7.000	1,581	333,025,755.25	23.72
7.001 - 7.500	1,216	221,294,590.28	15.76
7.501 - 8.000	1,371	231,252,590.89	16.47
8.001 - 8.500	785	115,619,301.72	8.23
8.501 - 9.000	663	89,810,156.98	6.40
9.001 - 9.500	389	42,265,550.78	3.01
9.501 - 10.000	358	33,167,038.79	2.36
10.001 - 10.500	154	11,688,731.44	0.83
10.501 - 11.000	127	8,149,000.12	0.58
11.001 - 11.500	57	2,805,166.75	0.20
11.501 - 12.000	23	1,646,299.00	0.12
12.001 - 12.500	9	474,079.34	0.03
12.501 - 13.000	6	351,094.78	0.03
13.001 - 13.500	3	111,000.00	0.01
13.501 - 14.000	6	276,201.89	0.02
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 4.500%
Maximum: 14.000%
Weighted Average: 7.371%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	10	$696,270.73	0.05%
171 - 180	407	31,554,514.00	2.25
181 - 240	199	16,265,533.37	1.16
241 - 300	1	189,230.85	0.01
301 - 360	7,518	1,355,545,859.53	96.53
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 354.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	18	$968,184.12	0.07%
171 - 180	399	31,282,600.61	2.23
181 - 240	199	16,265,533.37	1.16
241 - 300	1	189,230.85	0.01
301 - 360	7,518	1,355,545,859.53	96.53
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 51.0
Maximum: 360.0
Weighted Average: 354.2

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$49,949.58	0.00%
10.001 - 20.000	11	581,726.80	0.04
20.001 - 30.000	37	3,587,038.45	0.26
30.001 - 40.000	64	7,456,786.03	0.53
40.001 - 50.000	168	22,904,117.33	1.63
50.001 - 60.000	346	54,411,022.51	3.87
60.001 - 70.000	861	147,785,774.43	10.52
70.001 - 80.000	3,025	539,590,118.98	38.43
80.001 - 90.000	2,437	449,742,817.89	32.03
90.001 - 100.000	1,185	178,142,056.48	12.69
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 9.060%
Maximum: 100.000%
Weighted Average: 80.480%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$2,354,909.09	0.17%
451 - 500	17	2,548,191.52	0.18
501 - 550	1,602	253,792,238.97	18.07
551 - 600	1,974	329,556,845.57	23.47
601 - 650	2,233	384,383,922.07	27.37
651 - 700	1,502	276,109,328.09	19.66
701 - 750	608	119,284,566.47	8.49
751 - 800	177	35,291,656.70	2.51
801 >=	2	929,750.00	0.07
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Non- Zero Minimum: 500
Maximum: 821
Non-Zero WA: 617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	4,409	$766,823,335.37	54.61%
Purchase	2,705	448,769,123.96	31.96
Rate/Term Refinance	854	152,189,512.02	10.84
Debt Consolidation	166	36,427,981.43	2.59
Home Improvement	1	41,455.70	0.00
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	6,009	$1,006,235,969.42	71.66%
PUD	779	158,826,747.38	11.31
2-4 Family	642	136,330,858.69	9.71
Condo	632	95,912,537.02	6.83
Manufactured Housing	61	5,570,371.74	0.40
Townhouse	9	1,004,722.94	0.07
Row House	3	370,201.29	0.03
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,971	$436,117,219.25	31.06%
CA-N	684	158,395,015.38	11.28
NY	366	79,241,230.04	5.64
FL	576	72,696,238.47	5.18
IL	395	64,702,230.59	4.61
MA	278	56,920,092.81	4.05
TX	437	48,679,626.67	3.47
NJ	249	48,601,113.47	3.46
CO	223	37,484,348.57	2.67
HI	135	30,962,483.20	2.20
AZ	224	29,863,253.91	2.13
NV	167	27,627,424.49	1.97
MD	148	26,600,054.50	1.89
MI	232	25,322,497.96	1.80
WA	156	24,665,608.09	1.76
PA	182	23,886,213.74	1.70
CT	146	22,019,163.80	1.57
VA	132	21,677,463.18	1.54
MN	116	16,604,401.32	1.18
UT	94	14,253,977.79	1.02
MO	130	13,313,918.69	0.95
OH	142	13,213,074.81	0.94
NC	120	12,238,339.73	0.87
GA	100	11,579,213.37	0.82
RI	74	11,558,174.53	0.82
OR	70	10,436,780.22	0.74
WI	78	9,418,623.87	0.67
IN	69	7,501,168.75	0.53
NH	36	5,937,647.17	0.42
SC	49	4,999,551.38	0.36
Other	356	37,735,258.73	2.69
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,873	$303,235,177.12	21.59%
1% of Amt. Prepaid	71	7,674,000.25	0.55
1% of Orig. Bal.	1	25,000.00	0.00
1% of UPB	286	30,207,681.24	2.15
2 Mos. Int. on Amt. Prepaid	16	2,284,064.72	0.16
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	12	1,524,846.63	0.11
2 Mos. Int. on 80% UPB	66	9,886,402.25	0.70
2 Mos. Int. on UPB	26	3,707,949.00	0.26
2% of Amt. Prepaid	16	3,205,086.69	0.23
2% of UPB	269	37,071,960.42	2.64
3 Mos. Int. on 80% of UPB	219	44,194,123.75	3.15
3 Mos. Int. on UPB	21	4,268,060.19	0.30
3% 2% 1% of UPB	33	4,420,301.79	0.31
5% 4% of UPB	1	83,700.00	0.01
5% 4% 3% of UPB	1	90,000.00	0.01
5% 4% 3% 2% 1% of UPB	4	306,900.00	0.02
5% of UPB	153	20,564,601.96	1.46
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,507	828,660,148.35	59.01
6 Mos. Int. on 80% of UPB	557	102,634,808.32	7.31
6 Mos. Int. on UPB	3	206,595.80	0.01
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,201	$844,991,619.20	60.17%
Stated	2,575	490,659,071.46	34.94
Limited	298	57,089,515.91	4.07
No Documentation	50	8,264,295.37	0.59
No Ratio	11	3,246,906.54	0.23
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	10	$2,525,451.21	0.25%
3.001 - 3.500	50	10,306,384.95	1.02
3.501 - 4.000	135	25,452,148.36	2.52
4.001 - 4.500	231	44,078,831.03	4.37
4.501 - 5.000	434	77,510,633.37	7.68
5.001 - 5.500	718	131,477,427.47	13.03
5.501 - 6.000	1,067	208,899,846.10	20.70
6.001 - 6.500	1,210	223,806,847.85	22.17
6.501 - 7.000	774	140,449,423.54	13.91
7.001 - 7.500	581	97,994,392.70	9.71
7.501 - 8.000	194	28,565,464.53	2.83
8.001 - 8.500	82	12,539,658.60	1.24
8.501 - 9.000	27	3,435,853.20	0.34
9.001 - 9.500	14	1,457,838.95	0.14
9.501 - 10.000	5	502,730.93	0.05
10.001 >=	4	386,630.50	0.04
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 2.600%
Maximum: 10.640%
Weighted Average: 6.036%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	38	$8,397,199.28	0.83%
1.500	1	155,466.41	0.02
2.000	2,144	415,931,280.27	41.21
3.000	3,352	584,585,617.33	57.91
5.000	1	320,000.00	0.03
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.572%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	5,428	$987,172,012.98	97.80%
1.500	80	15,974,832.23	1.58
2.000	27	5,922,718.08	0.59
2.625	1	320,000.00	0.03
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 1.000%
Maximum: 2.625%
Weighted Average: 1.014%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$303,267.93	0.03%
10.001 - 10.500	1	499,900.00	0.05
10.501 - 11.000	2	495,232.67	0.05
11.001 - 11.500	45	10,984,122.69	1.09
11.501 - 12.000	164	40,353,075.33	4.00
12.001 - 12.500	316	72,365,989.12	7.17
12.501 - 13.000	704	153,993,001.73	15.26
13.001 - 13.500	771	150,335,908.77	14.89
13.501 - 14.000	1,050	199,363,442.97	19.75
14.001 - 14.500	752	130,512,799.51	12.93
14.501 - 15.000	744	122,216,833.38	12.11
15.001 - 15.500	379	52,381,663.96	5.19
15.501 - 16.000	302	41,420,984.15	4.10
16.001 - 16.500	140	16,473,890.52	1.63
16.501 - 17.000	90	10,664,156.91	1.06
17.001 - 17.500	36	4,060,996.17	0.40
17.501 - 18.000	28	2,206,424.81	0.22
18.001 - 18.500	9	535,197.45	0.05
18.501 - 19.000	1	172,275.22	0.02
19.001 - 19.500	1	50,400.00	0.00
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 10.000%
Maximum: 19.125%
Weighted Average: 13.820%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	84	$20,994,056.27	2.08%
5.501 - 6.000	332	78,982,839.87	7.82
6.001 - 6.500	547	124,257,980.40	12.31
6.501 - 7.000	964	207,664,020.16	20.57
7.001 - 7.500	891	168,658,237.93	16.71
7.501 - 8.000	1,017	178,314,846.68	17.67
8.001 - 8.500	603	91,353,383.01	9.05
8.501 - 9.000	510	73,582,236.63	7.29
9.001 - 9.500	283	33,353,345.35	3.30
9.501 - 10.000	175	20,276,927.62	2.01
10.001 - 10.500	63	6,869,713.94	0.68
10.501 - 11.000	40	3,181,009.30	0.32
11.001 - 11.500	17	1,053,935.26	0.10
11.501 - 12.000	7	696,430.87	0.07
12.001 - 12.500	2	100,200.00	0.01
13.001 - 13.500	1	50,400.00	0.00
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 2.625%
Maximum: 13.125%
Weighted Average: 7.372%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-09	2	$298,009.89	0.03%
2003-10	1	57,475.90	0.01
2003-11	1	119,023.84	0.01
2004-02	1	62,699.31	0.01
2004-07	4	495,363.09	0.05
2004-08	2	329,725.20	0.03
2004-10	2	199,688.99	0.02
2004-11	2	291,469.73	0.03
2005-01	2	285,648.48	0.03
2005-02	1	107,305.31	0.01
2005-03	2	399,782.26	0.04
2005-04	10	1,473,422.46	0.15
2005-05	7	1,439,542.20	0.14
2005-06	57	11,035,106.22	1.09
2005-07	75	15,242,544.14	1.51
2005-08	429	79,390,639.31	7.87
2005-09	3,100	561,272,227.70	55.61
2005-10	772	145,858,304.68	14.45
2005-11	153	28,101,342.00	2.78
2006-01	1	337,183.19	0.03
2006-03	1	305,508.49	0.03
2006-06	5	713,118.43	0.07
2006-07	11	2,782,233.00	0.28
2006-08	86	16,339,500.54	1.62
2006-09	723	127,872,962.31	12.67
2006-10	64	10,541,678.98	1.04
2006-11	10	1,812,450.00	0.18
2008-08	1	316,000.00	0.03
2008-09	1	228,000.00	0.02
2008-10	1	320,000.00	0.03
2018-09	8	1,085,357.64	0.11
2018-10	1	276,250.00	0.03
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

SAIL 2003-BC13 Collateral Summary – Group 1

Total Number of Loans	3,328	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$486,648,983	Yes	25.3%
Average Loan Principal Balance	$146,229	No	74.7%
Fixed Rate	34.3%		
Adjustable Rate	65.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	78.7%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	60.5%
Weighted Average Margin	5.7%	No	39.5%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	21.3%
Weighted Average Floor	7.4%	0.001-1.000	4.5%
Weighted Average Original Term (mo.)	352.7	1.001-2.000	43.9%
Weighted Average Remaining Term (mo.)	352.5	2.001-3.000	30.3%
Weighted Average Loan Age (mo.)	0.2		
Weighted Average Combined LTV	80.2%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	615	(Other states account individually for less than	
Non-Zero Weighted Average DTI	39.1%	3% of the Cut-off Date principal balance)	
% IO Loans	3.8%	CA	36.3%
		IL	6.2%
Lien Position		FL	5.8%
First	98.0%	NY	5.5%
Second	2.0%	TX	5.1%
		MA	4.6%
Product Type		CO	3.1%
2/28 ARM (LIBOR)	56.6%	NJ	3.0%
Fixed Rate	33.7%		
3/27 ARM (LIBOR)	8.9%	**Occupancy Status**	
Balloon	0.6%	Primary Home	91.7%
Other	0.2%	Investment	7.6%
		Second Home	0.8%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	199	$7,502,601.41	1.54%
50,000.01 - 100,000.00	838	62,596,883.52	12.86
100,000.01 - 150,000.00	888	111,386,402.67	22.89
150,000.01 - 200,000.00	613	106,601,059.88	21.91
200,000.01 - 250,000.00	416	93,251,297.70	19.16
250,000.01 - 300,000.00	296	81,070,559.25	16.66
300,000.01 - 350,000.00	78	24,240,179.06	4.98
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Minimum: $20,000.00
Maximum: $321,779.51
Weighted Average: $146,228.66

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	19	$3,546,159.86	0.73%
5.501 - 6.000	236	44,814,907.01	9.21
6.001 - 6.500	315	56,790,778.59	11.67
6.501 - 7.000	644	112,741,075.23	23.17
7.001 - 7.500	501	78,655,306.07	16.16
7.501 - 8.000	524	76,411,049.28	15.70
8.001 - 8.500	313	41,227,046.18	8.47
8.501 - 9.000	231	28,460,846.57	5.85
9.001 - 9.500	204	19,304,025.63	3.97
9.501 - 10.000	183	14,423,015.23	2.96
10.001 - 10.500	82	4,945,828.53	1.02
10.501 - 11.000	52	3,592,727.30	0.74
11.001 - 11.500	16	932,965.74	0.19
11.501 - 12.000	8	803,252.27	0.17
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Minimum: 5.200%
Maximum: 12.000%
Weighted Average: 7.412%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$158,343.23	0.03%
171 - 180	178	13,747,455.10	2.82
181 - 240	127	8,729,288.92	1.79
301 - 360	3,021	464,013,896.24	95.35
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	2	$158,343.23	0.03%
171 - 180	178	13,747,455.10	2.82
181 - 240	127	8,729,288.92	1.79
301 - 360	3,021	464,013,896.24	95.35
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 352.5

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	2	$182,877.59	0.04%
20.001 - 30.000	17	1,600,183.73	0.33
30.001 - 40.000	23	2,786,997.05	0.57
40.001 - 50.000	85	10,697,937.73	2.20
50.001 - 60.000	148	19,917,065.50	4.09
60.001 - 70.000	347	51,294,938.11	10.54
70.001 - 80.000	1,247	187,904,695.72	38.61
80.001 - 90.000	927	147,249,333.85	30.26
90.001 - 100.000	532	65,014,954.21	13.36
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Minimum: 16.320%
Maximum: 100.000%
Weighted Average: 80.162%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	9	$1,054,304.53	0.22%
451 - 500	4	345,850.00	0.07
501 - 550	634	91,038,897.75	18.71
551 - 600	824	120,036,158.52	24.67
601 - 650	902	127,073,620.03	26.11
651 - 700	653	99,908,652.14	20.53
701 - 750	234	36,855,657.57	7.57
751 - 800	68	10,335,842.95	2.12
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Non- Zero Minimum: 500
Maximum: 799
Non-Zero WA: 615

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,787	$273,179,620.28	56.13%
Purchase	1,119	149,540,237.84	30.73
Rate/Term Refinance	349	53,231,531.94	10.94
Debt Consolidation	73	10,697,593.43	2.20
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	2,454	$350,885,084.73	72.10%
PUD	320	49,395,351.38	10.15
2-4 Family	273	47,598,956.27	9.78
Condo	276	38,057,737.74	7.82
Townhouse	4	640,603.37	0.13
Row House	1	71,250.00	0.01
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	705	$131,780,884.76	27.08%
CA-N	247	44,714,971.34	9.19
IL	213	30,218,036.40	6.21
FL	240	28,329,890.69	5.82
NY	148	26,688,711.99	5.48
TX	231	24,579,946.61	5.05
MA	127	22,229,101.27	4.57
CO	102	15,230,583.75	3.13
NJ	86	14,636,040.46	3.01
AZ	96	11,247,311.05	2.31
NV	75	10,032,301.39	2.06
HI	58	9,957,843.59	2.05
MD	57	9,794,111.96	2.01
WA	63	9,262,043.96	1.90
PA	74	9,215,834.40	1.89
MI	94	9,204,159.24	1.89
VA	59	8,390,278.37	1.72
CT	47	6,398,303.83	1.31
MN	39	5,466,894.21	1.12
OH	63	5,437,023.46	1.12
NC	56	5,429,316.46	1.12
MO	58	5,360,356.48	1.10
RI	30	4,656,816.39	0.96
UT	37	4,577,154.25	0.94
OR	34	4,472,094.65	0.92
WI	35	4,072,642.64	0.84
GA	37	3,947,587.21	0.81
IN	31	3,047,858.31	0.63
NH	14	2,008,882.54	0.41
SC	19	1,747,992.71	0.36
Other	153	14,514,009.12	2.98
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	772	$103,469,334.59	21.26%
1% of Amt. Prepaid	23	1,830,059.63	0.38
1% of Orig. Bal.	1	25,000.00	0.01
1% of UPB	139	13,698,500.63	2.81
2 Mos. Int. on Amt. Prepaid	6	758,194.88	0.16
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	7	737,560.00	0.15
2 Mos. Int. on 80% UPB	37	5,508,628.23	1.13
2 Mos. Int. on UPB	9	1,522,837.11	0.31
2% of Amt. Prepaid	3	374,400.00	0.08
2% of UPB	115	14,665,498.04	3.01
3 Mos. Int. on 80% of UPB	104	17,884,936.27	3.68
3 Mos. Int. on UPB	8	1,246,130.00	0.26
3% 2% 1% of UPB	14	1,246,723.46	0.26
5% 4% 3% 2% 1% of UPB	3	236,700.00	0.05
5% of UPB	36	4,605,907.91	0.95
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1,712	264,109,802.79	54.27
6 Mos. Int. on 80% of UPB	339	54,728,769.95	11.25
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	2,217	$308,442,910.39	63.38%
Stated	1,036	166,024,358.40	34.12
Limited	68	11,261,847.38	2.31
No Documentation	6	828,667.32	0.17
No Ratio	1	91,200.00	0.02
Total:	**3,328**	**$486,648,983.49**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$59,880.24	0.02%
3.001 - 3.500	18	3,160,379.38	0.99
3.501 - 4.000	52	8,790,985.64	2.75
4.001 - 4.500	81	13,189,091.19	4.13
4.501 - 5.000	199	31,151,786.06	9.75
5.001 - 5.500	354	61,578,729.25	19.27
5.501 - 6.000	490	76,584,623.78	23.97
6.001 - 6.500	647	96,635,740.06	30.24
6.501 - 7.000	194	28,397,185.49	8.89
Total:	**2,036**	**$319,548,401.09**	**100.00%**

Minimum:	3.000%
Maximum:	6.740%
Weighted Average:	5.732%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.000	595	$102,628,189.82	32.12%
3.000	1,441	216,920,211.27	67.88
Total:	**2,036**	**$319,548,401.09**	**100.00%**

Minimum: 2.000%
Maximum: 3.000%
Weighted Average: 2.679%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	2,027	$317,683,994.73	99.42%
1.500	9	1,864,406.36	0.58
Total:	**2,036**	**$319,548,401.09**	**100.00%**

Minimum: 1.000%
Maximum: 1.500%
Weighted Average: 1.003%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
11.001 - 11.500	15	$2,862,963.44	0.90%
11.501 - 12.000	61	13,046,815.64	4.08
12.001 - 12.500	120	21,601,514.23	6.76
12.501 - 13.000	311	56,720,586.54	17.75
13.001 - 13.500	345	57,441,692.32	17.98
13.501 - 14.000	409	64,524,829.30	20.19
14.001 - 14.500	280	41,805,344.76	13.08
14.501 - 15.000	234	32,213,594.48	10.08
15.001 - 15.500	152	17,490,805.50	5.47
15.501 - 16.000	58	6,608,494.41	2.07
16.001 - 16.500	30	2,932,733.66	0.92
16.501 - 17.000	13	1,510,461.19	0.47
17.001 - 17.500	2	172,700.00	0.05
17.501 - 18.000	5	433,115.62	0.14
18.001 - 18.500	1	182,750.00	0.06
Total:	**2,036**	**$319,548,401.09**	**100.00%**

Minimum: 11.200%
Maximum: 18.340%
Weighted Average: 13.683%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	15	$2,861,739.24	0.90%
5.501 - 6.000	138	28,266,610.39	8.85
6.001 - 6.500	229	42,192,817.70	13.20
6.501 - 7.000	376	67,360,780.36	21.08
7.001 - 7.500	332	53,847,379.29	16.85
7.501 - 8.000	356	52,141,979.33	16.32
8.001 - 8.500	223	30,256,837.26	9.47
8.501 - 9.000	169	22,537,582.81	7.05
9.001 - 9.500	126	13,436,582.13	4.20
9.501 - 10.000	45	4,154,059.88	1.30
10.001 - 10.500	16	1,319,142.20	0.41
10.501 - 11.000	6	697,256.30	0.22
11.001 - 11.500	2	221,950.00	0.07
11.501 - 12.000	3	253,684.20	0.08
Total:	**2,036**	**$319,548,401.09**	**100.00%**

Minimum: 5.200%
Maximum: 12.000%
Weighted Average: 7.356%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-09	1	$125,734.67	0.04%
2003-10	1	57,475.90	0.02
2004-07	1	102,568.99	0.03
2005-02	1	107,305.31	0.03
2005-03	2	399,782.26	0.13
2005-04	3	681,029.72	0.21
2005-05	2	348,263.33	0.11
2005-06	32	5,450,298.53	1.71
2005-07	31	5,848,004.84	1.83
2005-08	129	20,854,228.75	6.53
2005-09	1,118	178,927,127.49	55.99
2005-10	353	52,857,469.95	16.54
2005-11	74	9,666,857.00	3.03
2006-06	2	235,365.56	0.07
2006-07	1	213,431.73	0.07
2006-08	28	4,255,454.60	1.33
2006-09	227	34,897,673.35	10.92
2006-10	23	3,122,390.26	0.98
2006-11	3	624,400.00	0.20
2018-09	3	497,288.85	0.16
2018-10	1	276,250.00	0.09
Total:	**2,036**	**$319,548,401.09**	**100.00%**

SAIL 2003-BC13 Collateral Summary –Group 2

Total Number of Loans	4,041	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$631,806,838	Yes	24.6%
Average Loan Principal Balance	$156,349	No	75.4%
Fixed Rate	24.5%		
Adjustable Rate	75.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	78.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	57.2%
Weighted Average Margin	6.3%	No	42.8%
Weighted Average Initial Periodic Cap	2.5%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.1%	None	21.1%
Weighted Average Floor	7.6%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	354.9	1.001-2.000	47.5%
Weighted Average Remaining Term (mo.)	354.7	2.001-3.000	26.2%
Weighted Average Loan Age (mo.)	0.3		
Weighted Average Combined LTV	80.2%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	612	(Other states account individually for less than	
Non-Zero Weighted Average DTI	39.7%	3% of the Cut-off Date principal balance)	
% IO Loans	2.8%	CA	37.9%
		NY	6.3%
Lien Position		FL	6.2%
First	99.1%	MA	4.3%
Second	0.9%	IL	4.0%
		NJ	3.3%
Product Type			
2/28 ARM (LIBOR)	61.5%	**Occupancy Status**	
Fixed Rate	23.7%	Primary Home	91.1%
3/27 ARM (LIBOR)	13.7%	Investment	7.9%
Balloon	0.9%	Second Home	1.0%
Other	0.3%		

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	194	$7,169,600.17	1.13%
50,000.01 - 100,000.00	921	70,611,841.92	11.18
100,000.01 - 150,000.00	1,047	131,852,323.63	20.87
150,000.01 - 200,000.00	828	144,186,197.73	22.82
200,000.01 - 250,000.00	516	115,401,857.31	18.27
250,000.01 - 300,000.00	322	88,723,718.09	14.04
300,000.01 - 350,000.00	148	46,994,170.24	7.44
350,000.01 - 400,000.00	35	13,096,224.17	2.07
400,000.01 - 450,000.00	20	8,489,242.68	1.34
450,000.01 - 500,000.00	5	2,387,550.19	0.38
550,000.01 - 600,000.00	5	2,894,112.16	0.46
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Minimum:	$2,774.43
Maximum:	$600,000.00
Weighted Average:	$156,349.13

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	24	$4,681,448.56	0.74%
5.501 - 6.000	212	39,539,536.80	6.26
6.001 - 6.500	342	65,147,716.55	10.31
6.501 - 7.000	752	139,531,475.83	22.08
7.001 - 7.500	611	101,365,527.95	16.04
7.501 - 8.000	750	118,256,624.06	18.72
8.001 - 8.500	434	61,819,230.22	9.78
8.501 - 9.000	393	52,144,978.23	8.25
9.001 - 9.500	164	18,979,802.27	3.00
9.501 - 10.000	159	17,208,494.21	2.72
10.001 - 10.500	62	5,807,912.32	0.92
10.501 - 11.000	65	3,876,340.03	0.61
11.001 - 11.500	39	1,722,451.20	0.27
11.501 - 12.000	14	777,698.05	0.12
12.001 - 12.500	7	340,692.14	0.05
12.501 - 13.000	5	288,707.98	0.05
13.001 - 13.500	3	111,000.00	0.02
13.501 - 14.000	5	207,201.89	0.03
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Minimum:	4.990%
Maximum:	14.000%
Weighted Average:	7.518%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$488,739.95	0.08%
171 - 180	192	13,500,130.34	2.14
181 - 240	54	5,303,574.23	0.84
241 - 300	1	189,230.85	0.03
301 - 360	3,787	612,325,162.92	96.92
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	11	$657,402.76	0.10%
171 - 180	188	13,331,467.53	2.11
181 - 240	54	5,303,574.23	0.84
241 - 300	1	189,230.85	0.03
301 - 360	3,787	612,325,162.92	96.92
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Minimum: 107.0
Maximum: 360.0
Weighted Average: 354.7

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.001 - 10.000	1	$49,949.58	0.01%
10.001 - 20.000	9	398,849.21	0.06
20.001 - 30.000	20	1,986,854.72	0.31
30.001 - 40.000	40	4,169,888.98	0.66
40.001 - 50.000	78	9,876,086.28	1.56
50.001 - 60.000	173	24,912,069.28	3.94
60.001 - 70.000	449	70,538,724.12	11.16
70.001 - 80.000	1,511	242,230,961.28	38.34
80.001 - 90.000	1,237	203,193,004.94	32.16
90.001 - 100.000	523	74,450,449.90	11.78
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Minimum: 9.060%
Maximum: 100.000%
Weighted Average: 80.195%

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
<= 0	11	$1,300,604.56	0.21%
451 - 500	12	1,702,650.71	0.27
501 - 550	885	129,368,604.79	20.48
551 - 600	1,003	153,681,140.71	24.32
601 - 650	1,099	172,734,200.49	27.34
651 - 700	649	103,705,121.18	16.41
701 - 750	300	55,108,550.70	8.72
751 - 800	82	14,205,965.15	2.25
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Non- Zero Minimum: 500
Maximum: 799
Non-Zero WA: 612

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	2,262	$362,965,883.54	57.45%
Purchase	1,310	196,214,565.28	31.06
Rate/Term Refinance	416	64,997,917.77	10.29
Debt Consolidation	52	7,587,016.00	1.20
Home Improvement	1	41,455.70	0.01
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	3,028	$449,470,507.82	71.14%
2-4 Family	349	78,067,409.75	12.36
PUD	327	55,705,367.38	8.82
Condo	330	47,900,482.48	7.58
Townhouse	5	364,119.57	0.06
Row House	2	298,951.29	0.05
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	966	$183,473,732.27	29.04%
CA-N	290	56,230,664.26	8.90
NY	187	39,584,310.61	6.27
FL	319	39,417,290.83	6.24
MA	133	27,220,840.87	4.31
IL	159	25,002,999.74	3.96
NJ	130	20,864,522.30	3.30
TX	191	18,800,569.03	2.98
HI	71	17,611,788.83	2.79
CO	102	16,970,000.62	2.69
MI	132	13,940,732.42	2.21
AZ	110	13,740,932.66	2.17
CT	92	13,217,531.88	2.09
WA	79	13,009,232.39	2.06
PA	103	12,385,077.34	1.96
NV	80	12,091,045.63	1.91
MD	77	11,684,644.30	1.85
MN	73	9,835,781.71	1.56
VA	62	8,941,206.62	1.42
OH	73	7,152,579.04	1.13
GA	59	7,033,074.03	1.11
RI	44	6,901,358.14	1.09
UT	47	6,727,896.66	1.06
MO	66	6,211,489.36	0.98
NC	57	6,079,411.97	0.96
OR	31	4,605,478.01	0.73
WI	40	4,354,059.27	0.69
NH	20	3,193,254.20	0.51
IN	34	2,961,437.77	0.47
SC	26	2,704,321.15	0.43
Other	188	19,859,574.38	3.14
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	920	$133,306,424.32	21.10%
1% of Amt. Prepaid	46	5,082,040.62	0.80
1% of UPB	137	14,217,103.76	2.25
2 Mos. Int. on Amt. Prepaid	10	1,525,869.84	0.24
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5	787,286.63	0.12
2 Mos. Int. on 80% UPB	24	2,780,858.08	0.44
2 Mos. Int. on UPB	16	2,084,370.49	0.33
2% of Amt. Prepaid	11	1,993,786.69	0.32
2% of UPB	141	17,831,078.74	2.82
3 Mos. Int. on 80% of UPB	102	20,924,936.81	3.31
3 Mos. Int. on UPB	10	1,626,930.19	0.26
3% 2% 1% of UPB	16	1,909,328.33	0.30
5% 4% of UPB	1	83,700.00	0.01
5% 4% 3% of UPB	1	90,000.00	0.01
5% 4% 3% 2% 1% of UPB	1	70,200.00	0.01
5% of UPB	109	13,416,068.61	2.12
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	2,325	386,861,651.23	61.23
6 Mos. Int. on 80% of UPB	163	27,008,608.15	4.27
6 Mos. Int. on UPB	3	206,595.80	0.03
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,559	$379,513,558.10	60.07%
Stated	1,254	216,931,552.30	34.34
Limited	185	28,963,381.07	4.58
No Documentation	37	5,332,252.72	0.84
No Ratio	6	1,066,094.10	0.17
Total:	**4,041**	**$631,806,838.29**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	8	$1,973,570.97	0.41%
3.001 - 3.500	27	5,047,787.86	1.06
3.501 - 4.000	73	12,664,285.23	2.66
4.001 - 4.500	122	20,459,928.50	4.29
4.501 - 5.000	196	32,806,912.43	6.88
5.001 - 5.500	295	46,195,731.06	9.69
5.501 - 6.000	435	74,733,216.98	15.68
6.001 - 6.500	432	70,646,208.69	14.82
6.501 - 7.000	514	85,070,856.23	17.84
7.001 - 7.500	546	85,127,219.21	17.86
7.501 - 8.000	184	24,846,130.73	5.21
8.001 - 8.500	79	11,411,433.60	2.39
8.501 - 9.000	27	3,435,853.20	0.72
9.001 - 9.500	14	1,457,838.95	0.31
9.501 - 10.000	5	502,730.93	0.11
10.001 >=	4	386,630.50	0.08
Total:	**2,961**	**$476,766,335.07**	**100.00%**

Minimum:	2.600%
Maximum:	10.640%
Weighted Average:	6.267%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	33	$6,518,765.28	1.37%
1.500	1	155,466.41	0.03
2.000	1,338	227,587,255.50	47.74
3.000	1,588	242,184,847.88	50.80
5.000	1	320,000.00	0.07
Total:	**2,961**	**$476,766,335.07**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.496%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	2,877	$462,358,499.30	96.98%
1.500	60	9,872,772.36	2.07
2.000	23	4,215,063.41	0.88
2.625	1	320,000.00	0.07
Total:	**2,961**	**$476,766,335.07**	**100.00%**

Minimum: 1.000%
Maximum: 2.625%
Weighted Average: 1.020%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$303,267.93	0.06%
10.501 - 11.000	2	495,232.67	0.10
11.001 - 11.500	18	3,739,316.11	0.78
11.501 - 12.000	67	12,996,184.69	2.73
12.001 - 12.500	145	28,633,974.16	6.01
12.501 - 13.000	292	54,091,975.65	11.35
13.001 - 13.500	337	57,555,012.49	12.07
13.501 - 14.000	529	90,007,790.83	18.88
14.001 - 14.500	412	65,296,146.48	13.70
14.501 - 15.000	466	74,486,598.03	15.62
15.001 - 15.500	209	29,873,886.65	6.27
15.501 - 16.000	234	31,639,044.71	6.64
16.001 - 16.500	107	12,681,957.55	2.66
16.501 - 17.000	76	9,092,969.09	1.91
17.001 - 17.500	33	3,524,546.17	0.74
17.501 - 18.000	23	1,773,309.19	0.37
18.001 - 18.500	8	352,447.45	0.07
18.501 - 19.000	1	172,275.22	0.04
19.001 - 19.500	1	50,400.00	0.01
Total:	**2,961**	**$476,766,335.07**	**100.00%**

Minimum: 10.000%
Maximum: 19.125%
Weighted Average: 14.100%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	49	$9,899,758.87	2.08%
5.501 - 6.000	127	24,581,776.26	5.16
6.001 - 6.500	231	45,479,625.64	9.54
6.501 - 7.000	463	86,801,463.24	18.21
7.001 - 7.500	472	79,857,475.25	16.75
7.501 - 8.000	578	93,891,725.11	19.69
8.001 - 8.500	350	50,552,123.78	10.60
8.501 - 9.000	317	43,611,011.96	9.15
9.001 - 9.500	146	17,401,372.48	3.65
9.501 - 10.000	127	15,654,822.44	3.28
10.001 - 10.500	46	5,186,821.74	1.09
10.501 - 11.000	33	2,423,026.37	0.51
11.001 - 11.500	15	831,985.26	0.17
11.501 - 12.000	4	442,746.67	0.09
12.001 - 12.500	2	100,200.00	0.02
13.001 - 13.500	1	50,400.00	0.01
Total:	**2,961**	**$476,766,335.07**	**100.00%**

Minimum: 2.625%
Maximum: 13.125%
Weighted Average: 7.567%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-09	1	$172,275.22	0.04%
2003-11	1	119,023.84	0.02
2004-07	3	392,794.10	0.08
2004-08	2	329,725.20	0.07
2004-10	2	199,688.99	0.04
2004-11	2	291,469.73	0.06
2005-01	2	285,648.48	0.06
2005-04	7	792,392.74	0.17
2005-05	5	1,091,278.87	0.23
2005-06	18	2,816,503.83	0.59
2005-07	34	5,484,341.16	1.15
2005-08	259	42,637,616.97	8.94
2005-09	1,703	275,989,038.67	57.89
2005-10	320	47,549,901.32	9.97
2005-11	59	9,578,586.00	2.01
2006-03	1	305,508.49	0.06
2006-06	3	477,752.87	0.10
2006-07	7	1,252,817.27	0.26
2006-08	48	8,079,072.69	1.69
2006-09	435	71,216,141.12	14.94
2006-10	34	5,064,638.72	1.06
2006-11	7	1,188,050.00	0.25
2008-08	1	316,000.00	0.07
2008-09	1	228,000.00	0.05
2008-10	1	320,000.00	0.07
2018-09	5	588,068.79	0.12
Total:	**2,961**	**$476,766,335.07**	**100.00%**

SAIL 2003-BC13 Collateral Summary – Group 3

Total Number of Loans	766	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$285,795,587	Yes	24.1%
Average Loan Principal Balance	$373,101	No	75.9%
Fixed Rate	25.4%		
Adjustable Rate	74.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.7%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.0%	Yes	51.0%
Weighted Average Margin	6.0%	No	49.0%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	23.3%
Weighted Average Floor	7.0%	0.001-1.000	4.4%
Weighted Average Original Term (mo.)	356.3	1.001-2.000	49.2%
Weighted Average Remaining Term (mo.)	356.1	2.001-3.000	22.6%
Weighted Average Loan Age (mo.)	0.2	4.001-5.000	0.5%
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	632	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.0%	(Other states account individually for less than	
% IO Loans	6.1%	3% of the Cut-off Date principal balance)	
		CA	62.4%
Lien Position		NJ	4.6%
First	98.9%	NY	4.5%
Second	1.1%	IL	3.3%
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	64.1%	Primary Home	95.7%
Fixed Rate	25.0%	Investment	3.2%
3/27 ARM (LIBOR)	10.4%	Second Home	1.1%
Balloon	0.5%		

Collateral Characteristics -Group 3

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	13	$400,015.90	0.14%
50,000.01 - 100,000.00	67	4,870,795.54	1.70
100,000.01 - 150,000.00	21	2,450,823.81	0.86
150,000.01 - 200,000.00	4	674,759.38	0.24
200,000.01 - 250,000.00	2	435,669.32	0.15
250,000.01 - 300,000.00	4	1,111,963.63	0.39
300,000.01 - 350,000.00	146	49,146,448.48	17.20
350,000.01 - 400,000.00	201	75,366,220.55	26.37
400,000.01 - 450,000.00	117	49,638,620.46	17.37
450,000.01 - 500,000.00	105	50,500,327.20	17.67
500,000.01 - 550,000.00	24	12,574,928.98	4.40
550,000.01 - 600,000.00	29	16,781,583.46	5.87
600,000.01 - 650,000.00	25	15,929,420.24	5.57
650,000.01 - 700,000.00	2	1,355,035.80	0.47
700,000.01 - 750,000.00	3	2,202,973.95	0.77
750,000.01 - 800,000.00	3	2,356,000.00	0.82
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum:	$10,464.87
Maximum:	$796,000.00
Weighted Average:	$373,101.29

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	17	$6,398,811.03	2.24%
5.501 - 6.000	92	36,233,906.26	12.68
6.001 - 6.500	130	55,161,585.81	19.30
6.501 - 7.000	185	80,753,204.19	28.26
7.001 - 7.500	104	41,273,756.26	14.44
7.501 - 8.000	97	36,584,917.55	12.80
8.001 - 8.500	38	12,573,025.32	4.40
8.501 - 9.000	39	9,204,332.18	3.22
9.001 - 9.500	21	3,981,722.88	1.39
9.501 - 10.000	16	1,535,529.35	0.54
10.001 - 10.500	10	934,990.59	0.33
10.501 - 11.000	10	679,932.79	0.24
11.001 - 11.500	2	149,749.81	0.05
11.501 - 12.000	1	65,348.68	0.02
12.001 - 12.500	2	133,387.20	0.05
12.501 - 13.000	1	62,386.80	0.02
13.501 - 14.000	1	69,000.00	0.02
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum: 4.500%
Maximum: 13.875%
Weighted Average: 6.977%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$49,187.55	0.02%
171 - 180	37	4,306,928.56	1.51
181 - 240	18	2,232,670.22	0.78
301 - 360	710	279,206,800.37	97.69
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 356.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	5	$152,438.13	0.05%
171 - 180	33	4,203,677.98	1.47
181 - 240	18	2,232,670.22	0.78
301 - 360	710	279,206,800.37	97.69
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum: 51.0
Maximum: 360.0
Weighted Average: 356.1

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
30.001 - 40.000	1	$499,900.00	0.17%
40.001 - 50.000	5	2,330,093.32	0.82
50.001 - 60.000	25	9,581,887.73	3.35
60.001 - 70.000	65	25,952,112.20	9.08
70.001 - 80.000	267	109,454,461.98	38.30
80.001 - 90.000	273	99,300,479.10	34.75
90.001 - 100.000	130	38,676,652.37	13.53
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum: 32.250%
Maximum: 100.000%
Weighted Average: 81.650%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	1	$499,690.81	0.17%
501 - 550	83	33,384,736.43	11.68
551 - 600	147	55,839,546.34	19.54
601 - 650	232	84,576,101.55	29.59
651 - 700	200	72,495,554.77	25.37
701 - 750	74	27,320,358.20	9.56
751 - 800	27	10,749,848.60	3.76
801 >=	2	929,750.00	0.33
Total:	**766**	**$285,795,586.70**	**100.00%**

Non- Zero Minimum: 500
Maximum: 821
Non-Zero WA: 632

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	360	$130,677,831.55	45.72%
Purchase	276	103,014,320.84	36.04
Rate/Term Refinance	89	33,960,062.31	11.88
Debt Consolidation	41	18,143,372.00	6.35
Total:	**766**	**$285,795,586.70**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	527	$205,880,376.87	72.04%
PUD	132	53,726,028.62	18.80
2-4 Family	20	10,664,492.67	3.73
Condo	26	9,954,316.80	3.48
Manufactured Housing	61	5,570,371.74	1.95
Total:	**766**	**$285,795,586.70**	**100.00%**

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	300	$120,862,602.22	42.29%
CA-N	147	57,449,379.78	20.10
NJ	33	13,100,550.71	4.58
NY	31	12,968,207.44	4.54
IL	23	9,481,194.45	3.32
MA	18	7,470,150.67	2.61
NV	12	5,504,077.47	1.93
TX	15	5,299,111.03	1.85
CO	19	5,283,764.20	1.85
MD	14	5,121,298.24	1.79
FL	17	4,949,056.95	1.73
AZ	18	4,875,010.20	1.71
VA	11	4,345,978.19	1.52
HI	6	3,392,850.78	1.19
UT	10	2,948,926.88	1.03
CT	7	2,403,328.09	0.84
WA	14	2,394,331.74	0.84
PA	5	2,285,302.00	0.80
MI	6	2,177,606.30	0.76
MO	6	1,742,072.85	0.61
IN	4	1,491,872.67	0.52
OR	5	1,359,207.56	0.48
MN	4	1,301,725.40	0.46
ME	3	1,218,278.73	0.43
WI	3	991,921.96	0.35
NH	2	735,510.43	0.26
NC	7	729,611.30	0.26
IA	2	662,699.31	0.23
OH	6	623,472.31	0.22
GA	4	598,552.13	0.21
Other	14	2,027,934.71	0.71
Total:	**766**	**$285,795,586.70**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	181	$66,459,418.21	23.25%
1% of Amt. Prepaid	2	761,900.00	0.27
1% of UPB	10	2,292,076.85	0.80
2 Mos. Int. on 80% UPB	5	1,596,915.94	0.56
2 Mos. Int. on UPB	1	100,741.40	0.04
2% of Amt. Prepaid	2	836,900.00	0.29
2% of UPB	13	4,575,383.64	1.60
3 Mos. Int. on 80% of UPB	13	5,384,250.67	1.88
3 Mos. Int. on UPB	3	1,395,000.00	0.49
3% 2% 1% of UPB	3	1,264,250.00	0.44
5% of UPB	8	2,542,625.44	0.89
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	470	177,688,694.33	62.17
6 Mos. Int. on 80% of UPB	55	20,897,430.22	7.31
Total:	**766**	**$285,795,586.70**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	425	$157,035,150.71	54.95%
Stated	285	107,703,160.76	37.69
Limited	45	16,864,287.46	5.90
No Documentation	7	2,103,375.33	0.74
No Ratio	4	2,089,612.44	0.73
Total:	**766**	**$285,795,586.70**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$492,000.00	0.23%
3.001 - 3.500	5	2,098,217.71	0.98
3.501 - 4.000	10	3,996,877.49	1.88
4.001 - 4.500	28	10,429,811.34	4.89
4.501 - 5.000	39	13,551,934.88	6.36
5.001 - 5.500	69	23,702,967.16	11.12
5.501 - 6.000	142	57,582,005.34	27.02
6.001 - 6.500	131	56,524,899.10	26.53
6.501 - 7.000	66	26,981,381.82	12.66
7.001 - 7.500	35	12,867,173.49	6.04
7.501 - 8.000	10	3,719,333.80	1.75
8.001 - 8.500	3	1,128,225.00	0.53
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 3.000%
Maximum: 8.500%
Weighted Average: 5.974%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	5	$1,878,434.00	0.88%
2.000	211	85,715,834.95	40.23
3.000	323	125,480,558.18	58.89
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.580%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	524	$207,129,518.95	97.21%
1.500	11	4,237,653.51	1.99
2.000	4	1,707,654.67	0.80
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.018%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$499,900.00	0.23%
11.001 - 11.500	12	4,381,843.14	2.06
11.501 - 12.000	36	14,310,075.00	6.72
12.001 - 12.500	51	22,130,500.73	10.39
12.501 - 13.000	101	43,180,439.54	20.27
13.001 - 13.500	89	35,339,203.96	16.59
13.501 - 14.000	112	44,830,822.84	21.04
14.001 - 14.500	60	23,411,308.27	10.99
14.501 - 15.000	44	15,516,640.87	7.28
15.001 - 15.500	18	5,016,971.81	2.35
15.501 - 16.000	10	3,173,445.03	1.49
16.001 - 16.500	3	859,199.31	0.40
16.501 - 17.000	1	60,726.63	0.03
17.001 - 17.500	1	363,750.00	0.17
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 10.500%
Maximum: 17.350%
Weighted Average: 13.398%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	20	$8,232,558.16	3.86%
5.501 - 6.000	67	26,134,453.22	12.27
6.001 - 6.500	87	36,585,537.06	17.17
6.501 - 7.000	125	53,501,776.56	25.11
7.001 - 7.500	87	34,953,383.39	16.40
7.501 - 8.000	83	32,281,142.24	15.15
8.001 - 8.500	30	10,544,421.97	4.95
8.501 - 9.000	24	7,433,641.86	3.49
9.001 - 9.500	11	2,515,390.74	1.18
9.501 - 10.000	3	468,045.30	0.22
10.001 - 10.500	1	363,750.00	0.17
10.501 - 11.000	1	60,726.63	0.03
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 3.250%
Maximum: 10.650%
Weighted Average: 6.959%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2004-02	1	$62,699.31	0.03%
2005-06	7	2,768,303.86	1.30
2005-07	10	3,910,198.14	1.84
2005-08	41	15,898,793.59	7.46
2005-09	279	106,356,061.54	49.91
2005-10	99	45,450,933.41	21.33
2005-11	20	8,855,899.00	4.16
2006-01	1	337,183.19	0.16
2006-07	3	1,315,984.00	0.62
2006-08	10	4,004,973.25	1.88
2006-09	61	21,759,147.84	10.21
2006-10	7	2,354,650.00	1.11
Total:	**539**	**$213,074,827.13**	**100.00%**

$1,397,230,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC13
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)[4]
1-A1[5]	$384,331,000	1M Libor	2.69	1-90	12.25%	TBD	11/25/2033	AAA/AAA
1-A2[5]	$42,703,000	1M Libor	2.69	1-90	12.25%	TBD	11/25/2033	AAA/AAA
2-A1[6]	$498,970,000	1M Libor	2.65	1-90	12.25%	TBD	11/25/2033	AAA/AAA
2-A2[6]	$55,441,000	1M Libor	2.65	1-90	12.25%	TBD	11/25/2033	AAA/AAA
3-A[7]	$250,786,000	1M Libor	2.65	1-90	12.25%	TBD	11/25/2033	AAA/AAA
A-IO[8]	Notional	6.00%	N/A	N/A	N/A	N/A	5/25/2005	AAA/AAA
M1	$73,723,000	1M Libor	5.00	38-90	7.00%	TBD	11/25/2033	AA/AA
M2	$38,617,000	1M Libor	4.97	37-90	4.25%	TBD	11/25/2033	A/A
M3	$10,532,000	1M Libor	4.95	37-90	3.50%	TBD	11/25/2033	A-/A-
M4	$13,340,000	1M Libor	4.95	37-90	2.55%	TBD	11/25/2033	BBB+/BBB+
M5	$10,532,000	1M Libor	4.84	37-90	1.80%	TBD	11/25/2033	BBB/BBB
M6	$7,723,000	1M Libor	4.52	37-77	1.25%	TBD	11/25/2033	BBB-/BBB-
B	$10,532,000	6.00%	3.69	37-63	0.50%	N/A	11/25/2033	BB+/BB+

To Maturity

Class	Approx. Size ($) [1]	Benchmark	Est. WAL[2] (yrs.)	Payment Window[2] (mos.)	Initial C/E [3] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch) [4]
1-A1[5]	$384,331,000	1M Libor	2.95	1-200	12.25%	TBD	11/25/2033	AAA/AAA
1-A2[5]	$42,703,000	1M Libor	2.95	1-200	12.25%	TBD	11/25/2033	AAA/AAA
2-A1[6]	$498,970,000	1M Libor	2.88	1-196	12.25%	TBD	11/25/2033	AAA/AAA
2-A2[6]	$55,441,000	1M Libor	2.88	1-196	12.25%	TBD	11/25/2033	AAA/AAA
3-A[7]	$250,786,000	1M Libor	2.88	1-197	12.25%	TBD	11/25/2033	AAA/AAA
A-IO[8]	Notional	6.00%	N/A	N/A	N/A	N/A	5/25/2005	AAA/AAA
M1	$73,723,000	1M Libor	5.45	38-149	7.00%	TBD	11/25/2033	AA/AA
M2	$38,617,000	1M Libor	5.31	37-128	4.25%	TBD	11/25/2033	A/A
M3	$10,532,000	1M Libor	5.17	37-110	3.50%	TBD	11/25/2033	A-/A-
M4	$13,340,000	1M Libor	5.05	37-102	2.55%	TBD	11/25/2033	BBB+/BBB+
M5	$10,532,000	1M Libor	4.84	37-90	1.80%	TBD	11/25/2033	BBB/BBB
M6	$7,723,000	1M Libor	4.52	37-77	1.25%	TBD	11/25/2033	BBB-/BBB-
B	$10,532,000	6.00%	3.69	37-63	0.50%	N/A	11/25/2033	BB+/BB+

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) The Class 1-A1 and Class 1-A2 Certificates are the Senior Certificates of Group 1.

(6) The Class 2-A1 and Class 2-A2 Certificates are the Senior Certificates of Group 2.

(7) The Class 3-A Certificates are the Senior Certificates of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid *pro rata* to the Class 1-A1 and Class 1-A2 Certificates, until reduced to zero, all Group 2 Principal will be paid *pro rata* to the Class 2-A1 and Class 2-A2 Certificates, until reduced to zero, and all Group 3 Principal will be paid to the Class 3-A Certificates, until reduced to zero. If the Senior Certificates of any Group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the other two Groups, in proportion to their principal balances after giving effect to distributions from the related Group on such date. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal from each Group will be paid to the related Senior Certificates, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of any Group have been reduced to zero, principal from that Group will be allocated to the Senior Certificates of the other two Groups, in proportion to their principal balances after giving effect to distributions from the related Group on such date, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class 1-A1, 1-A2, 2-A1, 2-A2, 3-A, M1, M2, M3, M4, M5 and M6 (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class B will be equal to the lesser of (i) 6.00% and (ii) its Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class B Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on November 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A1 and Class 1-A2 Certificates and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A1 and Class 2-A2 Certificates and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A Certificates and A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A1, Class 1-A2, Class 2-A1, Class 2-A2 and Class 3-A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(11) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	A-IO(3) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	102,196,357	132,679,528	60,017,115	294,893,000
7-12	72,997,448	94,771,156	42,869,397	210,638,000
13-18	43,798,538	56,862,783	25,721,679	126,383,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,386,605,799
3	1,374,263,913
4	1,360,084,276
5	1,343,505,230
6	1,323,342,828
7	1,300,987,136
8	1,276,781,741
9	1,249,392,689
10	1,220,053,583
11	1,185,852,737
12	1,149,619,539

Month	Approximate Notional Balance ($)
13	1,113,323,528
14	1,066,943,006
15	1,031,882,998
16	998,570,971
17	966,958,794
18	934,065,303
19	885,689,154
20	841,538,846
21	801,619,290
22	764,327,311
23	729,011,746
24	695,469,665

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 4.00%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (39.43%), Option One (33.01%), Finance America (12.00%), Fieldstone (8.08%), Aurora (2.09%), Oakmont (2.01%) and Provident (1.31%) and as of the closing date will be serviced by Option One (53.57%), Wells Fargo (18.90%), Ocwen (17.36%), Chase (8.07%), Aurora (2.09%) and Wilshire (0.01%). On December 1st, 20.52% of the mortgage loans are expected to transfer from Option One to Wells Fargo, at which point 39.42% of the loans will be serviced by Wells Fargo and 33.05% of the loans will be serviced by Option One.

Mortgage Insurance

Approximately 56.93% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Radian Guaranty Corp. or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). After all of the Subordinate Certificates have been reduced to zero, additional losses on the Group 1 collateral will be allocated to the Class 1-A2 Certificates and additional losses on the Group 2 collateral will be allocated to the Class 2-A2 Certificates in reduction of their Class Principal Amount. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A1, 2-A1 or 3-A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A1, 1-A2, 2-A1, 2-A2 and 3-A will double, the margins on the Class M1, M2, M3, M4, M5 and M6 will increase to 1.5 times their initial margin and the interest rate on the Class B will increase to 6.50%.

Credit Enhancement

Subordination

Classes 1-A1, 1-A2, 2-A1, 2-A2, 3-A and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A1, 1-A2, 2-A1, 2-A2, 3-A and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A1, 1-A2, 2-A1, 2-A2 and 3-A) over Classes having a lower priority of distribution. The Class 1-A1 will have additional protection due to the subordination of the Class 1-A2 to losses on the Group 1 collateral. The Class 2-A1 will have additional protection due to the subordination of the Class 2-A2 to losses on the Group 2 collateral. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes (and, in limited circumstances, the Class 1-A2 and Class 2-A2 Certificates) will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [[ ]]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

1-A1 and 1-A2	2-A1 and 2-A2	3-A	A-IO
AAA/AAA Libor Floater (Group 1)	AAA/AAA Libor Floaters (Group 2)	AAA/AAA Libor Floater (Group 3)	AAA/AAA 6.00% Interest Rate

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A1. 2-A2 and 3-A

Class	Rating	Type
M1	AA/AA	Libor Floater
M2	A/A	Libor Floater
M3	A-/A-	Libor Floater
M4	BBB+/BBB+	Libor Floater
M5	BBB/BBB	Libor Floater
M6	BBB-/BBB-	Libor Floater
B	BB+/BB+	6.00% Interest Rate

Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC13
Depositor:	Structured Asset Securities Corporation
Securities Administrator:	Wells Fargo Bank Minnesota, N.A.
Trustee:	LaSalle Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: December 26, 2003
Cut-Off Date:	November 1, 2003
Statistical Calculation Date:	With respect to 0.81% of the loans, 8/29/03; with respect to 87.43% of the loans, 9/30/03; and with respect to 11.76% of the loans, between 10/20/03.
Expected Pricing Date:	November [ ], 2003
Closing Date:	November 26, 2003
Settlement Date:	November 26, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	November 25, 2003
Day Count:	Actual/360 on Classes 1-A1, 1-A2, 2-A1, 2-A2, 3-A, M1, M2, M3, M4, M5 and M6 30/360 on Class B and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 67.01% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 32.99% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class 1-A1, 1-A2, 2-A1, 2-A2 and 3-A Certificates. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class 1-A1 and Class 1-A2					
Avg. Life (yrs)	5.41	3.67	2.69	2.06	1.59
Window (mos)	1-176	1-122	1-90	1-71	1-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class 2-A1 and Class 2-A2					
Avg. Life (yrs)	5.36	3.62	2.65	2.02	1.56
Window (mos)	1-176	1-122	1-90	1-71	1-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class 3-A					
Avg. Life (yrs)	5.35	3.62	2.65	2.03	1.56
Window (mos)	1-176	1-122	1-90	1-71	1-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M1					
Avg. Life (yrs)	9.71	6.60	5.00	4.26	4.00
Window (mos)	56-176	37-122	38-90	40-71	42-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.71	6.60	4.97	4.16	3.76
Window (mos)	56-176	37-122	37-90	38-71	39-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.71	6.60	4.95	4.12	3.67
Window (mos)	56-176	37-122	37-90	38-71	39-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.71	6.60	4.95	4.12	3.65
Window (mos)	56-176	37-122	37-90	38-71	38-57
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	9/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.52	6.44	4.84	3.99	3.54
Window (mos)	56-176	37-122	37-90	37-70	38-56
Expected Final Mat.	6/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M6					
Avg. Life (yrs)	8.93	6.02	4.52	3.73	3.31
Window (mos)	56-153	37-104	37-77	37-60	37-48
Expected Final Mat.	7/25/2016	6/25/2012	3/25/2010	10/25/2008	10/25/2007
Class B					
Avg. Life (yrs)	7.18	4.81	3.69	3.23	3.09
Window (mos)	56-126	37-85	37-63	37-49	37-39
Expected Final Mat.	4/25/2014	11/25/2010	1/25/2009	11/25/2007	1/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.**

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	30%	40%
Class 1-A1 and Class 1-A2			
Avg. Life (yrs)	3.51	2.23	1.49
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class 2-A1 and Class 2-A2			
Avg. Life (yrs)	3.52	2.23	1.49
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class 3-A			
Avg. Life (yrs)	3.52	2.23	1.49
Window (mos)	1-118	1-76	1-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M1			
Avg. Life (yrs)	6.38	4.44	3.98
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M2			
Avg. Life (yrs)	6.38	4.37	3.70
Window (mos)	37-118	38-76	40-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M3			
Avg. Life (yrs)	6.38	4.35	3.61
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M4			
Avg. Life (yrs)	6.38	4.34	3.58
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M5			
Avg. Life (yrs)	6.23	4.22	3.47
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M6			
Avg. Life (yrs)	5.82	3.95	3.26
Window (mos)	37-101	37-65	37-46
Expected Final Mat.	3/25/2012	3/25/2009	8/25/2007
Class B			
Avg. Life (yrs)	4.65	3.34	3.08
Window (mos)	37-82	37-53	37-38
Expected Final Mat.	8/25/2010	3/25/2008	12/25/2006

(1) Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A1 and Class 1-A2					
Avg. Life (yrs)	5.81	3.99	2.95	2.26	1.76
Window (mos)	1-324	1-259	1-200	1-158	1-128
Expected Final Mat.	10/25/2030	5/25/2025	6/25/2020	12/25/2016	6/25/2014
Class 2-A1 and Class 2-A2					
Avg. Life (yrs)	5.73	3.92	2.88	2.20	1.70
Window (mos)	1-323	1-256	1-196	1-155	1-124
Expected Final Mat.	9/25/2030	2/25/2025	2/25/2020	9/25/2016	2/25/2014
Class 3-A					
Avg. Life (yrs)	5.73	3.92	2.88	2.20	1.71
Window (mos)	1-322	1-256	1-197	1-155	1-125
Expected Final Mat.	8/25/2030	2/25/2025	3/25/2020	9/25/2016	3/25/2014
Class M1					
Avg. Life (yrs)	10.47	7.18	5.45	4.60	4.28
Window (mos)	56-271	37-198	38-149	40-117	42-94
Expected Final Mat.	5/25/2026	4/25/2020	3/25/2016	7/25/2013	8/25/2011
Class M2					
Avg. Life (yrs)	10.29	7.03	5.31	4.41	3.96
Window (mos)	56-241	37-172	37-128	38-100	39-81
Expected Final Mat.	11/25/2023	2/25/2018	6/25/2014	2/25/2012	7/25/2010
Class M3					
Avg. Life (yrs)	10.09	6.88	5.17	4.27	3.80
Window (mos)	56-210	37-147	37-110	38-85	39-69
Expected Final Mat.	4/25/2021	1/25/2016	12/25/2012	11/25/2010	7/25/2009
Class M4					
Avg. Life (yrs)	9.89	6.72	5.05	4.18	3.70
Window (mos)	56-198	37-138	37-102	38-80	38-64
Expected Final Mat.	4/25/2020	4/25/2015	4/25/2012	6/25/2010	2/25/2009
Class M5					
Avg. Life (yrs)	9.52	6.44	4.84	3.99	3.54
Window (mos)	56-177	37-122	37-90	37-70	38-56
Expected Final Mat.	7/25/2018	12/25/2013	4/25/2011	8/25/2009	6/25/2008
Class M6					
Avg. Life (yrs)	8.93	6.02	4.52	3.73	3.31
Window (mos)	56-153	37-104	37-77	37-60	37-48
Expected Final Mat.	7/25/2016	6/25/2012	3/25/2010	10/25/2008	10/25/2007
Class B					
Avg. Life (yrs)	7.18	4.81	3.69	3.23	3.09
Window (mos)	56-126	37-85	37-63	37-49	37-39
Expected Final Mat.	4/25/2014	11/25/2010	1/25/2009	11/25/2007	1/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

Sensitivity Analysis – To Maturity[(1)]			
% CPR	20%	30%	40%
Class 1-A1 and Class 1-A2			
Avg. Life (yrs)	3.81	2.43	1.63
Window (mos)	1-251	1-169	1-121
Expected Final Mat.	9/25/2024	11/25/2017	11/25/2013
Class 2-A1 and Class 2-A2			
Avg. Life (yrs)	3.82	2.43	1.64
Window (mos)	1-251	1-170	1-121
Expected Final Mat.	9/25/2024	12/25/2017	11/25/2013
Class 3-A			
Avg. Life (yrs)	3.81	2.43	1.63
Window (mos)	1-251	1-169	1-121
Expected Final Mat.	9/25/2024	11/25/2017	11/25/2013
Class M1			
Avg. Life (yrs)	6.94	4.82	4.25
Window (mos)	37-191	39-126	42-90
Expected Final Mat.	9/25/2019	4/25/2014	4/25/2011
Class M2			
Avg. Life (yrs)	6.80	4.65	3.90
Window (mos)	37-166	38-108	40-77
Expected Final Mat.	8/25/2017	10/25/2012	3/25/2010
Class M3			
Avg. Life (yrs)	6.65	4.53	3.73
Window (mos)	37-142	38-92	39-66
Expected Final Mat.	8/25/2015	6/25/2011	4/25/2009
Class M4			
Avg. Life (yrs)	6.50	4.42	3.63
Window (mos)	37-133	37-86	38-61
Expected Final Mat.	11/25/2014	12/25/2010	11/25/2008
Class M5			
Avg. Life (yrs)	6.23	4.22	3.47
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	8/25/2013	2/25/2010	4/25/2008
Class M6			
Avg. Life (yrs)	5.82	3.95	3.26
Window (mos)	37-101	37-65	37-46
Expected Final Mat.	3/25/2012	3/25/2009	8/25/2007
Class B			
Avg. Life (yrs)	4.65	3.34	3.08
Window (mos)	37-82	37-53	37-38
Expected Final Mat.	8/25/2010	3/25/2008	12/25/2006

(1) Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.2481%	3.997
6.2581%	3.746
6.2681%	3.497
6.2781%	3.248
6.2881%	3.000
6.2981%	2.753
6.3081%	2.507
6.3181%	2.262
6.3281%	2.017
6.3381%	1.773
Mod. Dur.	0.641 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

(3) Assumes a price of 6.2881% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	4.75950	5.12621	31	8.35382	8.55261
2	8.93793	9.31700	32	8.08218	8.27448
3	8.68334	9.05033	33	8.34936	8.54797
4	8.71155	9.07868	34	8.08166	8.27076
5	9.33427	9.72689	35	8.34023	8.65118
6	8.74054	9.10800	36	9.19212	9.37654
7	9.45241	9.83195	37	8.89255	9.07088
8	9.15018	9.51760	38	9.18580	9.36993
9	9.44474	9.82455	39	8.88643	9.06448
10	9.12050	9.48820	40	8.88715	9.06205
11	9.05703	9.41627	41	9.99551	10.34199
12	9.30545	9.67683	42	9.57934	9.72349
13	9.42388	9.78264	43	9.89479	10.04360
14	9.64684	10.01766	44	9.57186	9.71573
15	9.28523	9.64417	45	9.88706	10.03558
16	9.23696	9.59600	46	9.56815	9.70874
17	10.17572	10.57335	47	9.66280	9.95810
18	9.13489	9.49415	48	10.40972	10.49426
19	10.16690	10.53606	49	10.03422	10.10305
20	9.74183	10.09904	50	10.36430	10.43533
21	9.97843	10.34748	51	10.02571	10.09437
22	9.57666	9.93376	52	10.02145	10.09004
23	9.63604	10.32375	53	10.80914	10.94374
24	11.38324	11.64402	54	10.11167	10.25127
25	7.54640	7.79868	55	10.44422	10.58834
26	7.79632	8.05692	56	10.10294	10.24230
27	7.54325	7.79537	57	10.43519	10.57908
28	7.54167	7.79371	58	10.09421	10.23334
29	8.39814	8.84489	59	10.16363	10.30990
30	8.14527	8.35924	60	10.49783	10.65111

(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

SAIL 2003-BC13 Collateral Summary –Aggregate

Total Number of Loans	8,135	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,404,251,408	Yes	24.7%
Average Loan Principal Balance	$172,618	No	75.3%
Fixed Rate	28.1%		
Adjustable Rate	71.9%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	78.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.4%	Yes	56.9%
Weighted Average Margin	6.0%	No	43.1%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.8%	None	21.6%
Weighted Average Floor	7.4%	0.001-1.000	4.8%
Weighted Average Original Term (mo.)	354.4	1.001-2.000	46.6%
Weighted Average Remaining Term (mo.)	354.2	2.001-3.000	26.9%
Weighted Average Loan Age (mo.)	0.2	4.001-5.000	0.1%
Weighted Average Combined LTV	80.5%		
Non-Zero Weighted Average FICO	617	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.8%	(Other states account individually for less than	
% IO Loans	3.8%	3% of the Cut-off Date principal balance)	
		CA	42.3%
Lien Position		NY	5.6%
First	98.7%	FL	5.2%
Second	1.3%	IL	4.6%
		MA	4.1%
Product Type		TX	3.5%
2/28 ARM (LIBOR)	60.3%	NJ	3.5%
Fixed Rate	27.4%		
3/27 ARM (LIBOR)	11.4%	**Occupancy Status**	
Balloon	0.7%	Primary Home	92.2%
Other	0.2%	Investment	6.8%
		Second Home	0.9%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	406	$15,072,217.48	1.07%
50,000.01 - 100,000.00	1,826	138,079,520.98	9.83
100,000.01 - 150,000.00	1,956	245,689,550.11	17.50
150,000.01 - 200,000.00	1,445	251,462,016.99	17.91
200,000.01 - 250,000.00	934	209,088,824.33	14.89
250,000.01 - 300,000.00	622	170,906,240.97	12.17
300,000.01 - 350,000.00	372	120,380,797.78	8.57
350,000.01 - 400,000.00	236	88,462,444.72	6.30
400,000.01 - 450,000.00	137	58,127,863.14	4.14
450,000.01 - 500,000.00	110	52,887,877.39	3.77
500,000.01 - 550,000.00	24	12,574,928.98	0.90
550,000.01 - 600,000.00	34	19,675,695.62	1.40
600,000.01 - 650,000.00	25	15,929,420.24	1.13
650,000.01 - 700,000.00	2	1,355,035.80	0.10
700,000.01 - 750,000.00	3	2,202,973.95	0.16
750,000.01 - 800,000.00	3	2,356,000.00	0.17
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: $2,774.43
Maximum: $796,000.00
Weighted Average: $172,618.49

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	60	$14,626,419.45	1.04%
5.501 - 6.000	540	120,588,350.07	8.59
6.001 - 6.500	787	177,100,080.95	12.61
6.501 - 7.000	1,581	333,025,755.25	23.72
7.001 - 7.500	1,216	221,294,590.28	15.76
7.501 - 8.000	1,371	231,252,590.89	16.47
8.001 - 8.500	785	115,619,301.72	8.23
8.501 - 9.000	663	89,810,156.98	6.40
9.001 - 9.500	389	42,265,550.78	3.01
9.501 - 10.000	358	33,167,038.79	2.36
10.001 - 10.500	154	11,688,731.44	0.83
10.501 - 11.000	127	8,149,000.12	0.58
11.001 - 11.500	57	2,805,166.75	0.20
11.501 - 12.000	23	1,646,299.00	0.12
12.001 - 12.500	9	474,079.34	0.03
12.501 - 13.000	6	351,094.78	0.03
13.001 - 13.500	3	111,000.00	0.01
13.501 - 14.000	6	276,201.89	0.02
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 4.500%
Maximum: 14.000%
Weighted Average: 7.371%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	10	$696,270.73	0.05%
171 - 180	407	31,554,514.00	2.25
181 - 240	199	16,265,533.37	1.16
241 - 300	1	189,230.85	0.01
301 - 360	7,518	1,355,545,859.53	96.53
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 354.4

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	18	$968,184.12	0.07%
171 - 180	399	31,282,600.61	2.23
181 - 240	199	16,265,533.37	1.16
241 - 300	1	189,230.85	0.01
301 - 360	7,518	1,355,545,859.53	96.53
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 51.0
Maximum: 360.0
Weighted Average: 354.2

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$49,949.58	0.00%
10.001 - 20.000	11	581,726.80	0.04
20.001 - 30.000	37	3,587,038.45	0.26
30.001 - 40.000	64	7,456,786.03	0.53
40.001 - 50.000	168	22,904,117.33	1.63
50.001 - 60.000	346	54,411,022.51	3.87
60.001 - 70.000	861	147,785,774.43	10.52
70.001 - 80.000	3,025	539,590,118.98	38.43
80.001 - 90.000	2,437	449,742,817.89	32.03
90.001 - 100.000	1,185	178,142,056.48	12.69
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Minimum: 9.060%
Maximum: 100.000%
Weighted Average: 80.480%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$2,354,909.09	0.17%
451 - 500	17	2,548,191.52	0.18
501 - 550	1,602	253,792,238.97	18.07
551 - 600	1,974	329,556,845.57	23.47
601 - 650	2,233	384,383,922.07	27.37
651 - 700	1,502	276,109,328.09	19.66
701 - 750	608	119,284,566.47	8.49
751 - 800	177	35,291,656.70	2.51
801 >=	2	929,750.00	0.07
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Non- Zero Minimum: 500
Maximum: 821
Non-Zero WA: 617

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	4,409	$766,823,335.37	54.61%
Purchase	2,705	448,769,123.96	31.96
Rate/Term Refinance	854	152,189,512.02	10.84
Debt Consolidation	166	36,427,981.43	2.59
Home Improvement	1	41,455.70	0.00
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	6,009	$1,006,235,969.42	71.66%
PUD	779	158,826,747.38	11.31
2-4 Family	642	136,330,858.69	9.71
Condo	632	95,912,537.02	6.83
Manufactured Housing	61	5,570,371.74	0.40
Townhouse	9	1,004,722.94	0.07
Row House	3	370,201.29	0.03
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	1,971	$436,117,219.25	31.06%
CA-N	684	158,395,015.38	11.28
NY	366	79,241,230.04	5.64
FL	576	72,696,238.47	5.18
IL	395	64,702,230.59	4.61
MA	278	56,920,092.81	4.05
TX	437	48,679,626.67	3.47
NJ	249	48,601,113.47	3.46
CO	223	37,484,348.57	2.67
HI	135	30,962,483.20	2.20
AZ	224	29,863,253.91	2.13
NV	167	27,627,424.49	1.97
MD	148	26,600,054.50	1.89
MI	232	25,322,497.96	1.80
WA	156	24,665,608.09	1.76
PA	182	23,886,213.74	1.70
CT	146	22,019,163.80	1.57
VA	132	21,677,463.18	1.54
MN	116	16,604,401.32	1.18
UT	94	14,253,977.79	1.02
MO	130	13,313,918.69	0.95
OH	142	13,213,074.81	0.94
NC	120	12,238,339.73	0.87
GA	100	11,579,213.37	0.82
RI	74	11,558,174.53	0.82
OR	70	10,436,780.22	0.74
WI	78	9,418,623.87	0.67
IN	69	7,501,168.75	0.53
NH	36	5,937,647.17	0.42
SC	49	4,999,551.38	0.36
Other	356	37,735,258.73	2.69
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,873	$303,235,177.12	21.59%
1% of Amt. Prepaid	71	7,674,000.25	0.55
1% of Orig. Bal.	1	25,000.00	0.00
1% of UPB	286	30,207,681.24	2.15
2 Mos. Int. on Amt. Prepaid	16	2,284,064.72	0.16
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	12	1,524,846.63	0.11
2 Mos. Int. on 80% UPB	66	9,886,402.25	0.70
2 Mos. Int. on UPB	26	3,707,949.00	0.26
2% of Amt. Prepaid	16	3,205,086.69	0.23
2% of UPB	269	37,071,960.42	2.64
3 Mos. Int. on 80% of UPB	219	44,194,123.75	3.15
3 Mos. Int. on UPB	21	4,268,060.19	0.30
3% 2% 1% of UPB	33	4,420,301.79	0.31
5% 4% of UPB	1	83,700.00	0.01
5% 4% 3% of UPB	1	90,000.00	0.01
5% 4% 3% 2% 1% of UPB	4	306,900.00	0.02
5% of UPB	153	20,564,601.96	1.46
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,507	828,660,148.35	59.01
6 Mos. Int. on 80% of UPB	557	102,634,808.32	7.31
6 Mos. Int. on UPB	3	206,595.80	0.01
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,201	$844,991,619.20	60.17%
Stated	2,575	490,659,071.46	34.94
Limited	298	57,089,515.91	4.07
No Documentation	50	8,264,295.37	0.59
No Ratio	11	3,246,906.54	0.23
Total:	**8,135**	**$1,404,251,408.48**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	10	$2,525,451.21	0.25%
3.001 - 3.500	50	10,306,384.95	1.02
3.501 - 4.000	135	25,452,148.36	2.52
4.001 - 4.500	231	44,078,831.03	4.37
4.501 - 5.000	434	77,510,633.37	7.68
5.001 - 5.500	718	131,477,427.47	13.03
5.501 - 6.000	1,067	208,899,846.10	20.70
6.001 - 6.500	1,210	223,806,847.85	22.17
6.501 - 7.000	774	140,449,423.54	13.91
7.001 - 7.500	581	97,994,392.70	9.71
7.501 - 8.000	194	28,565,464.53	2.83
8.001 - 8.500	82	12,539,658.60	1.24
8.501 - 9.000	27	3,435,853.20	0.34
9.001 - 9.500	14	1,457,838.95	0.14
9.501 - 10.000	5	502,730.93	0.05
10.001 >=	4	386,630.50	0.04
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 2.600%
Maximum: 10.640%
Weighted Average: 6.036%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	38	$8,397,199.28	0.83%
1.500	1	155,466.41	0.02
2.000	2,144	415,931,280.27	41.21
3.000	3,352	584,585,617.33	57.91
5.000	1	320,000.00	0.03
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.572%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	5,428	$987,172,012.98	97.80%
1.500	80	15,974,832.23	1.58
2.000	27	5,922,718.08	0.59
2.625	1	320,000.00	0.03
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 1.000%
Maximum: 2.625%
Weighted Average: 1.014%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$303,267.93	0.03%
10.001 - 10.500	1	499,900.00	0.05
10.501 - 11.000	2	495,232.67	0.05
11.001 - 11.500	45	10,984,122.69	1.09
11.501 - 12.000	164	40,353,075.33	4.00
12.001 - 12.500	316	72,365,989.12	7.17
12.501 - 13.000	704	153,993,001.73	15.26
13.001 - 13.500	771	150,335,908.77	14.89
13.501 - 14.000	1,050	199,363,442.97	19.75
14.001 - 14.500	752	130,512,799.51	12.93
14.501 - 15.000	744	122,216,833.38	12.11
15.001 - 15.500	379	52,381,663.96	5.19
15.501 - 16.000	302	41,420,984.15	4.10
16.001 - 16.500	140	16,473,890.52	1.63
16.501 - 17.000	90	10,664,156.91	1.06
17.001 - 17.500	36	4,060,996.17	0.40
17.501 - 18.000	28	2,206,424.81	0.22
18.001 - 18.500	9	535,197.45	0.05
18.501 - 19.000	1	172,275.22	0.02
19.001 - 19.500	1	50,400.00	0.00
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 10.000%
Maximum: 19.125%
Weighted Average: 13.820%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	84	$20,994,056.27	2.08%
5.501 - 6.000	332	78,982,839.87	7.82
6.001 - 6.500	547	124,257,980.40	12.31
6.501 - 7.000	964	207,664,020.16	20.57
7.001 - 7.500	891	168,658,237.93	16.71
7.501 - 8.000	1,017	178,314,846.68	17.67
8.001 - 8.500	603	91,353,383.01	9.05
8.501 - 9.000	510	73,582,236.63	7.29
9.001 - 9.500	283	33,353,345.35	3.30
9.501 - 10.000	175	20,276,927.62	2.01
10.001 - 10.500	63	6,869,713.94	0.68
10.501 - 11.000	40	3,181,009.30	0.32
11.001 - 11.500	17	1,053,935.26	0.10
11.501 - 12.000	7	696,430.87	0.07
12.001 - 12.500	2	100,200.00	0.01
13.001 - 13.500	1	50,400.00	0.00
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

Minimum: 2.625%
Maximum: 13.125%
Weighted Average: 7.372%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-09	2	$298,009.89	0.03%
2003-10	1	57,475.90	0.01
2003-11	1	119,023.84	0.01
2004-02	1	62,699.31	0.01
2004-07	4	495,363.09	0.05
2004-08	2	329,725.20	0.03
2004-10	2	199,688.99	0.02
2004-11	2	291,469.73	0.03
2005-01	2	285,648.48	0.03
2005-02	1	107,305.31	0.01
2005-03	2	399,782.26	0.04
2005-04	10	1,473,422.46	0.15
2005-05	7	1,439,542.20	0.14
2005-06	57	11,035,106.22	1.09
2005-07	75	15,242,544.14	1.51
2005-08	429	79,390,639.31	7.87
2005-09	3,100	561,272,227.70	55.61
2005-10	772	145,858,304.68	14.45
2005-11	153	28,101,342.00	2.78
2006-01	1	337,183.19	0.03
2006-03	1	305,508.49	0.03
2006-06	5	713,118.43	0.07
2006-07	11	2,782,233.00	0.28
2006-08	86	16,339,500.54	1.62
2006-09	723	127,872,962.31	12.67
2006-10	64	10,541,678.98	1.04
2006-11	10	1,812,450.00	0.18
2008-08	1	316,000.00	0.03
2008-09	1	228,000.00	0.02
2008-10	1	320,000.00	0.03
2018-09	8	1,085,357.64	0.11
2018-10	1	276,250.00	0.03
Total:	**5,536**	**$1,009,389,563.29**	**100.00%**

SAIL 2003-BC13 Collateral Summary –Group 3

Total Number of Loans	766	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$285,795,587	Yes	24.1%
Average Loan Principal Balance	$373,101	No	75.9%
Fixed Rate	25.4%		
Adjustable Rate	74.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.7%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.0%	Yes	51.0%
Weighted Average Margin	6.0%	No	49.0%
Weighted Average Initial Periodic Cap	2.6%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.4%	None	23.3%
Weighted Average Floor	7.0%	0.001-1.000	4.4%
Weighted Average Original Term (mo.)	356.3	1.001-2.000	49.2%
Weighted Average Remaining Term (mo.)	356.1	2.001-3.000	22.6%
Weighted Average Loan Age (mo.)	0.2	4.001-5.000	0.5%
Weighted Average Combined LTV	81.6%		
Non-Zero Weighted Average FICO	632	**Geographic Distribution**	
Non-Zero Weighted Average DTI	41.0%	(Other states account individually for less than	
% IO Loans	6.1%	3% of the Cut-off Date principal balance)	
		CA	62.4%
Lien Position		NJ	4.6%
First	98.9%	NY	4.5%
Second	1.1%	IL	3.3%
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	64.1%	Primary Home	95.7%
Fixed Rate	25.0%	Investment	3.2%
3/27 ARM (LIBOR)	10.4%	Second Home	1.1%
Balloon	0.5%		

Collateral Characteristics -Group 3

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	13	$400,015.90	0.14%
50,000.01 - 100,000.00	67	4,870,795.54	1.70
100,000.01 - 150,000.00	21	2,450,823.81	0.86
150,000.01 - 200,000.00	4	674,759.38	0.24
200,000.01 - 250,000.00	2	435,669.32	0.15
250,000.01 - 300,000.00	4	1,111,963.63	0.39
300,000.01 - 350,000.00	146	49,146,448.48	17.20
350,000.01 - 400,000.00	201	75,366,220.55	26.37
400,000.01 - 450,000.00	117	49,638,620.46	17.37
450,000.01 - 500,000.00	105	50,500,327.20	17.67
500,000.01 - 550,000.00	24	12,574,928.98	4.40
550,000.01 - 600,000.00	29	16,781,583.46	5.87
600,000.01 - 650,000.00	25	15,929,420.24	5.57
650,000.01 - 700,000.00	2	1,355,035.80	0.47
700,000.01 - 750,000.00	3	2,202,973.95	0.77
750,000.01 - 800,000.00	3	2,356,000.00	0.82
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum:	$10,464.87
Maximum:	$796,000.00
Weighted Average:	$373,101.29

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	17	$6,398,811.03	2.24%
5.501 - 6.000	92	36,233,906.26	12.68
6.001 - 6.500	130	55,161,585.81	19.30
6.501 - 7.000	185	80,753,204.19	28.26
7.001 - 7.500	104	41,273,756.26	14.44
7.501 - 8.000	97	36,584,917.55	12.80
8.001 - 8.500	38	12,573,025.32	4.40
8.501 - 9.000	39	9,204,332.18	3.22
9.001 - 9.500	21	3,981,722.88	1.39
9.501 - 10.000	16	1,535,529.35	0.54
10.001 - 10.500	10	934,990.59	0.33
10.501 - 11.000	10	679,932.79	0.24
11.001 - 11.500	2	149,749.81	0.05
11.501 - 12.000	1	65,348.68	0.02
12.001 - 12.500	2	133,387.20	0.05
12.501 - 13.000	1	62,386.80	0.02
13.501 - 14.000	1	69,000.00	0.02
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum:	4.500%
Maximum:	13.875%
Weighted Average:	6.977%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$49,187.55	0.02%
171 - 180	37	4,306,928.56	1.51
181 - 240	18	2,232,670.22	0.78
301 - 360	710	279,206,800.37	97.69
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum: 60.0
Maximum: 360.0
Weighted Average: 356.3

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	5	$152,438.13	0.05%
171 - 180	33	4,203,677.98	1.47
181 - 240	18	2,232,670.22	0.78
301 - 360	710	279,206,800.37	97.69
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum: 51.0
Maximum: 360.0
Weighted Average: 356.1

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
30.001 - 40.000	1	$499,900.00	0.17%
40.001 - 50.000	5	2,330,093.32	0.82
50.001 - 60.000	25	9,581,887.73	3.35
60.001 - 70.000	65	25,952,112.20	9.08
70.001 - 80.000	267	109,454,461.98	38.30
80.001 - 90.000	273	99,300,479.10	34.75
90.001 - 100.000	130	38,676,652.37	13.53
Total:	**766**	**$285,795,586.70**	**100.00%**

Minimum:	32.250%
Maximum:	100.000%
Weighted Average:	81.650%

FICO Score			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
451 - 500	1	$499,690.81	0.17%
501 - 550	83	33,384,736.43	11.68
551 - 600	147	55,839,546.34	19.54
601 - 650	232	84,576,101.55	29.59
651 - 700	200	72,495,554.77	25.37
701 - 750	74	27,320,358.20	9.56
751 - 800	27	10,749,848.60	3.76
801 >=	2	929,750.00	0.33
Total:	**766**	**$285,795,586.70**	**100.00%**

Non- Zero Minimum:	500
Maximum:	821
Non-Zero WA:	632

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	360	$130,677,831.55	45.72%
Purchase	276	103,014,320.84	36.04
Rate/Term Refinance	89	33,960,062.31	11.88
Debt Consolidation	41	18,143,372.00	6.35
Total:	**766**	**$285,795,586.70**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	527	$205,880,376.87	72.04%
PUD	132	53,726,028.62	18.80
2-4 Family	20	10,664,492.67	3.73
Condo	26	9,954,316.80	3.48
Manufactured Housing	61	5,570,371.74	1.95
Total:	**766**	**$285,795,586.70**	**100.00%**

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	300	$120,862,602.22	42.29%
CA-N	147	57,449,379.78	20.10
NJ	33	13,100,550.71	4.58
NY	31	12,968,207.44	4.54
IL	23	9,481,194.45	3.32
MA	18	7,470,150.67	2.61
NV	12	5,504,077.47	1.93
TX	15	5,299,111.03	1.85
CO	19	5,283,764.20	1.85
MD	14	5,121,298.24	1.79
FL	17	4,949,056.95	1.73
AZ	18	4,875,010.20	1.71
VA	11	4,345,978.19	1.52
HI	6	3,392,850.78	1.19
UT	10	2,948,926.88	1.03
CT	7	2,403,328.09	0.84
WA	14	2,394,331.74	0.84
PA	5	2,285,302.00	0.80
MI	6	2,177,606.30	0.76
MO	6	1,742,072.85	0.61
IN	4	1,491,872.67	0.52
OR	5	1,359,207.56	0.48
MN	4	1,301,725.40	0.46
ME	3	1,218,278.73	0.43
WI	3	991,921.96	0.35
NH	2	735,510.43	0.26
NC	7	729,611.30	0.26
IA	2	662,699.31	0.23
OH	6	623,472.31	0.22
GA	4	598,552.13	0.21
Other	14	2,027,934.71	0.71
Total:	**766**	**$285,795,586.70**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	181	$66,459,418.21	23.25%
1% of Amt. Prepaid	2	761,900.00	0.27
1% of UPB	10	2,292,076.85	0.80
2 Mos. Int. on 80% UPB	5	1,596,915.94	0.56
2 Mos. Int. on UPB	1	100,741.40	0.04
2% of Amt. Prepaid	2	836,900.00	0.29
2% of UPB	13	4,575,383.64	1.60
3 Mos. Int. on 80% of UPB	13	5,384,250.67	1.88
3 Mos. Int. on UPB	3	1,395,000.00	0.49
3% 2% 1% of UPB	3	1,264,250.00	0.44
5% of UPB	8	2,542,625.44	0.89
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	470	177,688,694.33	62.17
6 Mos. Int. on 80% of UPB	55	20,897,430.22	7.31
Total:	**766**	**$285,795,586.70**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	425	$157,035,150.71	54.95%
Stated	285	107,703,160.76	37.69
Limited	45	16,864,287.46	5.90
No Documentation	7	2,103,375.33	0.74
No Ratio	4	2,089,612.44	0.73
Total:	**766**	**$285,795,586.70**	**100.00%**

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	1	$492,000.00	0.23%
3.001 - 3.500	5	2,098,217.71	0.98
3.501 - 4.000	10	3,996,877.49	1.88
4.001 - 4.500	28	10,429,811.34	4.89
4.501 - 5.000	39	13,551,934.88	6.36
5.001 - 5.500	69	23,702,967.16	11.12
5.501 - 6.000	142	57,582,005.34	27.02
6.001 - 6.500	131	56,524,899.10	26.53
6.501 - 7.000	66	26,981,381.82	12.66
7.001 - 7.500	35	12,867,173.49	6.04
7.501 - 8.000	10	3,719,333.80	1.75
8.001 - 8.500	3	1,128,225.00	0.53
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 3.000%
Maximum: 8.500%
Weighted Average: 5.974%

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	5	$1,878,434.00	0.88%
2.000	211	85,715,834.95	40.23
3.000	323	125,480,558.18	58.89
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 2.580%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	524	$207,129,518.95	97.21%
1.500	11	4,237,653.51	1.99
2.000	4	1,707,654.67	0.80
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.018%

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$499,900.00	0.23%
11.001 - 11.500	12	4,381,843.14	2.06
11.501 - 12.000	36	14,310,075.00	6.72
12.001 - 12.500	51	22,130,500.73	10.39
12.501 - 13.000	101	43,180,439.54	20.27
13.001 - 13.500	89	35,339,203.96	16.59
13.501 - 14.000	112	44,830,822.84	21.04
14.001 - 14.500	60	23,411,308.27	10.99
14.501 - 15.000	44	15,516,640.87	7.28
15.001 - 15.500	18	5,016,971.81	2.35
15.501 - 16.000	10	3,173,445.03	1.49
16.001 - 16.500	3	859,199.31	0.40
16.501 - 17.000	1	60,726.63	0.03
17.001 - 17.500	1	363,750.00	0.17
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 10.500%
Maximum: 17.350%
Weighted Average: 13.398%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	20	$8,232,558.16	3.86%
5.501 - 6.000	67	26,134,453.22	12.27
6.001 - 6.500	87	36,585,537.06	17.17
6.501 - 7.000	125	53,501,776.56	25.11
7.001 - 7.500	87	34,953,383.39	16.40
7.501 - 8.000	83	32,281,142.24	15.15
8.001 - 8.500	30	10,544,421.97	4.95
8.501 - 9.000	24	7,433,641.86	3.49
9.001 - 9.500	11	2,515,390.74	1.18
9.501 - 10.000	3	468,045.30	0.22
10.001 - 10.500	1	363,750.00	0.17
10.501 - 11.000	1	60,726.63	0.03
Total:	**539**	**$213,074,827.13**	**100.00%**

Minimum: 3.250%
Maximum: 10.650%
Weighted Average: 6.959%

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-02	1	$62,699.31	0.03%
2005-06	7	2,768,303.86	1.30
2005-07	10	3,910,198.14	1.84
2005-08	41	15,898,793.59	7.46
2005-09	279	106,356,061.54	49.91
2005-10	99	45,450,933.41	21.33
2005-11	20	8,855,899.00	4.16
2006-01	1	337,183.19	0.16
2006-07	3	1,315,984.00	0.62
2006-08	10	4,004,973.25	1.88
2006-09	61	21,759,147.84	10.21
2006-10	7	2,354,650.00	1.11
Total:	**539**	**$213,074,827.13**	**100.00%**